UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: August 31

Date of reporting period: February 28, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

VALUE EQUITY FUNDS

Semiannual Report February 28, 2003



Long-term capital appreciation potential through portfolios of quality businesses that are believed to be undervalued.

Goldman Sachs Asset Management

Goldman Sachs Value Equity Funds

- GOLDMAN SACHS LARGE CAP VALUE FUND

- GOLDMAN SACHS GROWTH AND INCOME FUND

- GOLDMAN SACHS MID CAP VALUE FUND

- GOLDMAN SACHS SMALL CAP VALUE FUND

What Differentiates Goldman Sachs' Value Equity Investment Process?

Through independent fundamental research, Goldman Sachs' Value Equity Team seeks to identify and invest in quality businesses that are selling at compelling valuations.

**GOLDMAN SACHS'
VALUE EQUITY
INVESTMENT PROCESS**

1

**EMPHASIZE FIRSTHAND
FUNDAMENTAL RESEARCH**



2

**BUY WELL-POSITIONED
BUSINESSES**



3

**BUY BUSINESSES THAT
REPRESENT VALUE**

1 EMPHASIZE FIRSTHAND FUNDAMENTAL RESEARCH

At the heart of our value investment philosophy is a belief in the rigorous analysis of business fundamentals. Our approach includes:

- Meetings with management teams and on-site company visits
- Industry-specific, proprietary financial and valuation models
- Assessment of management quality
- Analysis of each company's competitive position and industry dynamics
- Interviews with competitors, suppliers and customers

2 BUY WELL-POSITIONED BUSINESSES

We only buy companies with sustainable operating advantages. For us, this means companies that:

- Offer above-average returns on capital and discretionary cash flow
- Operate in niche areas or have strong franchises with economies of scale
- Have management acting in alignment with shareholder interests

3 BUY BUSINESSES THAT REPRESENT VALUE

We only buy companies that represent value opportunities. For us, this means companies that:

- Are underpriced in the public markets relative to their long-term cash generation capability
- Offer attractive long-term risk/reward profiles

RESULT

Value portfolios that offer:

- Capital appreciation potential as each company's true value is recognized in the marketplace
- Capitalization-specific diversification
- Style consistency

Large Cap Value Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Large Cap Value Fund for the six-month reporting period that ended February 28, 2003.

Performance Review

For the six-month period that ended February 28, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -7.21%, -7.58%, -7.58%, -7.07%, and -7.27%, respectively. These returns compare to the Fund's benchmark, the Russell 1000 Value Index, which generated a cumulative total return of -7.80%. As these returns indicate, it has been a difficult investment environment. While the Fund outperformed its benchmark on a relative basis, it was unable to avoid the weakness that permeated the financial markets.

During the period, there was continued volatility in the equity markets. It has been evident that the market has continued to be plagued by large corporate bankruptcies, corporate governance issues, and sell-side analyst scrutiny. On the economic front, mixed signals prevailed as stocks finished their third calendar year in a row in negative territory. Despite lower consumer confidence and an uncertain outlook for job security, lower borrowing costs seemed to keep consumer spending from falling off. Confidence in the health of the world economy has been stifled by concerns about a U.S.-led war on Iraq and additional terrorist attacks.

In market declines, such as in 2002, investors often sell for emotional reasons. This usually results in valuations compressing within industries. As prepared investors, it is during these times that we seek to upgrade our portfolios as higher quality companies become available to us at very attractive prices. During the period, the Fund's management team, through strong research governance, avoided some of the market's major disappointments. We adhere to a principle of not compromising on our fundamental research process. This can help us to put only quality names into our portfolios. In summary, we continue to emphasize balance sheet quality, cash flow stability, and companies with superior management teams.

Portfolio Composition

Our research-driven approach focuses on large-cap companies with financial strength. This was exemplified by firms having strong balance sheets and the ability to generate excess cash flow. This strategy has provided a foundation for underlying stock prices and has frequently led us to companies that were well positioned in their respective industries.

Portfolio Highlights

While the Fund produced a negative return during the reporting period there were several pockets of opportunity we identified for the portfolio.

■ **SLM Corp.** — SLM Corp. was one of the Fund's top contributors to performance during the reporting period. This educational financial services provider has shown improving returns on capital, increasing market share, and stable earnings despite a difficult economic environment.

■ **Apache Corp. (Apache)** — Apache is the second largest publicly traded U.S. based independent energy company. Despite a difficult period for energy stocks, Apache has benefited from its profitable operations, continued capital discipline, and production growth.

■ **Citigroup, Inc.** — Citigroup Inc. was a positive contributor after rebounding from a difficult third quarter 2002 due to perceived corporate governance issues. The company continues to hold its strong market share position, has a solid balance sheet, and has demonstrated the ability to benefit in a variety of market conditions.

We thank you for your investment and look forward to earning your continued confidence.

Goldman Sachs Value Investment Team

New York, March 14, 2003

Large Cap Value Fund

as of February 28, 2003

Assets Under Management

$287.7 Million

Number of Holdings

76

NASDAQ SYMBOLS

Class A Shares

GSLAX

Class B Shares

GSVBX

Class C Shares

GSVCX

Institutional Shares

GSLIX

Service Shares

GSVSX

PERFORMANCE REVIEW

September 1, 2002–February 28, 2003	Fund Total Return (based on NAV)[1]	Russell 1000 Value Index[2]
Class A	-7.21%	-7.80%
Class B	-7.58	-7.80
Class C	-7.58	-7.80
Institutional	-7.07	-7.80
Service	-7.27	-7.80

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The unmanaged Russell 1000 Value Index (with dividends reinvested) is a market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction of fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/02	Class A	Class B	Class C	Institutional	Service
One Year	-17.14%	-17.33%	-13.84%	-12.00%	-12.35%
Since Inception (12/15/99)	-4.70	-4.65	-3.68	-2.59	-2.94

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/28/03[4]

Holding	% of Total Net Assets	Line of Business
Exxon Mobil Corp.	3.9%	Energy Resources
Citigroup, Inc.	3.6	Banks
Bank of America Corp.	3.5	Banks
ConocoPhillips	2.8	Energy Resources
The Procter & Gamble Co.	2.5	Home Products
Wells Fargo & Co.	2.5	Banks
SBC Communications, Inc.	2.3	Telephone
Fox Entertainment Group, Inc.	2.2	Media
Pfizer, Inc.	2.2	Drugs
Countrywide Financial Corp.	2.2	Financial Services

[4] The top 10 holdings may not be representative of the Fund's future investments.

Growth and Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Growth and Income Fund during the six-month reporting period that ended February 28, 2003.

Performance Review

For the six-month period that ended February 28, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -6.69%, -7.05%, -7.06%, -6.53%, and -6.75%, respectively. These returns compare to the -7.29% cumulative total return of the Fund's benchmark, the S&P 500 Index. As these returns indicate, it has been a difficult investment environment. However, the Fund outperformed its benchmark on a relative basis. This was due in part to the Fund's holdings in the Insurance and Consumer Cyclicals sectors.

During the period, there was continued volatility in the equity markets. It has been evident that the market has continued to be plagued by large corporate bankruptcies, corporate governance issues, and sell-side analyst scrutiny. On the economic front, mixed signals prevailed as stocks finished their third calendar year in a row in negative territory. Despite lower consumer confidence and an uncertain outlook for job security, lower borrowing costs seemed to keep consumer spending from falling off. Confidence in the health of the world economy has been stifled by concerns about a U.S.-led war on Iraq and additional terrorist attacks.

In market declines, such as in 2002, investors often sell for emotional reasons. This usually results in valuations compressing within industries. As prepared investors, it is during these times that we seek to upgrade our portfolios as higher quality companies become available to us at very attractive prices. During the period, the Fund's management team, through strong research governance, avoided some of the market's major disappointments. We adhere to a principle of not compromising on our fundamental research process. This can help us to put only quality names into our portfolios. In summary, we continue to emphasize balance sheet quality, cash flow stability, and companies with superior management teams.

Portfolio Composition

Our quality bias has served us well in this uncertain, turbulent period. Our research-driven approach focuses on large-cap companies with financial strength. This was exemplified by firms having strong balance sheets and the ability to generate excess cash flow. This strategy has provided a foundation for underlying stock prices and has frequently led us to companies that were well positioned in their respective industries.

Portfolio Highlights

■ **Fox Entertainment Group, Inc. (Fox)** — Fox was the top contributor to performance during this period. The company has benefited from its strong cash flow generation, good expense management and ratings, and market share gains.

■ **PartnerRe Ltd. (PartnerRe) —** PartnerRe was a top contributor to performance for the period. The company diversifies its risk among different businesses. Furthermore, the firm is very focused on maintaining a sustainable return on equity. We also believe that PartnerRe's management team is very efficient and disciplined about its capital allocation.

■ **BJ Services Co. (BJ Services) —** BJ Services, an oil-services company, has benefited as a leader in the pressure pumping segment of the market. The company has strong fundamentals, free cash flow generation, and has been able to increase its earnings power. In addition, BJ Services is expanding its core business internationally in an attempt to improve its market presence.

We thank you for your investment and look forward to earning your continued confidence.

Goldman Sachs Value Investment Team

New York, March 14, 2003

Growth and Income Fund

as of February 28, 2003

Assets Under Management

$376.0 Million

Number of Holdings

83

NASDAQ SYMBOLS

Class A Shares

GSGRX

Class B Shares

GSGBX

Class C Shares

GSGCX

Institutional Shares

GSIIX

Service Shares

GSGSX

PERFORMANCE REVIEW

September 1, 2002–February 28, 2003	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	-6.69%	-7.29%
Class B	-7.05	-7.29
Class C	-7.06	-7.29
Institutional	-6.53	-7.29
Service	-6.75	-7.29

[1] *The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/02	Class A	Class B	Class C	Institutional	Service
One Year	-16.48%	-16.64%	-13.14%	-11.25%	-11.72%
Five Years	-6.75	-6.75	-6.40	-5.26	-5.76[4]
Since Inception	5.70 (2/5/93)	1.05 (5/1/96)	-5.99 (8/15/97)	1.95 (6/3/96)	6.25[4] (2/5/93)

[3] *The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

[4] *Performance data for Service Shares prior to March 6, 1996 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Growth and Income Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Services Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.*

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/28/03[5]

Holding	% of Total Net Assets	Line of Business
Bank of America Corp.	3.9%	Banks
Exxon Mobil Corp.	3.4	Energy Resources
Citigroup, Inc.	3.0	Banks
ConocoPhillips	2.7	Energy Resources
U.S. Bancorp	2.3	Banks
SBC Communications, Inc.	2.2	Telephone
The Procter & Gamble Co.	2.0	Home Products
Fox Entertainment Group, Inc.	1.9	Media
Apache Corp.	1.9	Energy Resources
KeyCorp	1.9	Banks

[5] *The top 10 holdings may not be representative of the Fund's future investments.*

Mid Cap Value Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Mid Cap Value Fund during the six-month reporting period that ended February 28, 2003.

Performance Review

For the six-month period that ended February 28, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -8.45%, -8.77%, -8.77%, -8.28%, and -8.47%, respectively. These returns compare to the -7.96% cumulative total return of the Fund's benchmark, the Russell Midcap Value Index.

As these returns indicate, the Fund could not avoid the extreme weakness in the equity markets. During the period, there was continued volatility in the equity markets. It has been evident that the market has continued to be plagued by large corporate bankruptcies, corporate governance issues, and sell-side analyst scrutiny. On the economic front, mixed signals prevailed as stocks finished their third calendar year in a row in negative territory. Despite lower consumer confidence and an uncertain outlook for job security, lower borrowing costs seemed to keep consumer spending from falling off. Confidence in the health of the world economy has been stifled by concerns about a U.S.-led war on Iraq and additional terrorist attacks.

In terms of the Fund's performance versus the benchmark, its holdings in the Industrials, Consumer Cyclicals, and Utilities sectors detracted from results. Examples of specific stocks that hurt results included Pentair and Terex. Pentair suffered due to the difficulty the company is facing with a tougher competitive pricing environment. Terex, a diversified manufacturer of construction equipment, was weak on news that expected cost savings from recent acquisitions will take longer to realize. After a thorough analysis of these and other issues we chose to eliminate both stocks from the portfolio during the period.

In market declines, such as in 2002, investors often sell for emotional reasons. This usually results in valuations compressing within industries. As prepared investors, it is during these times that we seek to upgrade our portfolios as higher quality companies become available to us at very attractive prices. During the period, the Fund's management team, through strong research governance, avoided some of the market's major disappointments. We adhere to a principle of not compromising on our fundamental research process. This can help us to put only quality names into our portfolios. In summary, we continue to emphasize balance sheet quality, cash flow stability, and companies with superior management teams.

Portfolio Composition

Throughout the reporting period, our research-driven approach continued to focus on mid-cap companies with financial strength. This was exemplified by firms having strong balance sheets and the ability to generate excess cash flow. This strategy has provided a foundation for underlying stock prices and has frequently led us to companies that were well positioned in their respective industries.

While the Fund produced a negative return during the reporting period there were several pockets of opportunity we identified for the portfolio.

■ **PartnerRe Ltd. (PartnerRe) —** PartnerRe was a top contributor to performance for the period. The company diversifies its risk among different businesses. Furthermore, the firm is very focused on maintaining a sustainable return on equity. We also believe that PartnerRe's management team is very efficient and disciplined about its capital allocation.

■ **Fairchild Semiconductor International, Inc. (Fairchild) and Affiliated Computer Services, Inc. (Affiliated) —** Fairchild and Affiliated rose along with the Technology sector. Both companies reported higher-than-expected revenues and continue to see a steady flow of new business. We sold Fairchild as it reached our valuation targets. Affiliated, a data processing services company, remains a core Technology holding in the Fund.

■ **BJ Services Co. (BJ Services) —** BJ Services, an oil-services company, has benefited as a leader in the pressure pumping segment of the market. The company has strong fundamentals, free cash flow generation, and has been able to increase its earnings power. In addition, BJ Services is expanding its core business internationally in an attempt to improve its market presence.

We thank you for your investment and look forward to earning your continued confidence.

Goldman Sachs Value Investment Team

New York, March 14, 2003

Mid Cap Value Fund

as of February 28, 2003

Assets Under Management

$755.7 Million

Number of Holdings

82

NASDAQ SYMBOLS

Class A Shares

GCMAX

Class B Shares

GCMBX

Class C Shares

GCMCX

Institutional Shares

GSMCX

Service Shares

GSMSX

PERFORMANCE REVIEW

September 1, 2002–February 28, 2003	Fund Total Return (based on NAV)[1]	Russell Midcap Value Index[2]
Class A	-8.45%	-7.96%
Class B	-8.77	-7.96
Class C	-8.77	-7.96
Institutional	-8.28	-7.96
Service	-8.47	-7.96

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell Midcap Value Index (with dividends reinvested) is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect the deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/02	Class A	Class B	Class C	Institutional	Service
One Year	-10.32%	-10.50%	-6.76%	-4.71%	-5.16%
Five Years	4.35	4.37	4.76	5.94	5.43
Since Inception	4.40 (8/15/97)	4.58 (8/15/97)	4.77 (8/15/97)	11.95 (8/1/95)	5.87 (7/18/97)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/28/03[4]

Holding	% of Total Net Assets	Line of Business
Praxair, Inc.	2.3%	Chemicals
Energy East Corp.	2.3	Electrical Utilities
PartnerRe Ltd.	2.1	Property Insurance
Murphy Oil Corp.	2.1	Energy Resources
iStar Financial, Inc.	2.1	Other REIT
Countrywide Financial Corp.	2.1	Financial Services
M&T Bank Corp.	2.1	Banks
RenaissanceRe Holdings Ltd. Series B	2.0	Property Insurance
Apache Corp.	2.0	Energy Resources
Pioneer Natural Resources Co.	1.9	Energy Resources

[4] The top 10 holdings may not be representative of the Fund's future investments.

Small Cap Value Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Small Cap Value Fund during the six-month reporting period that ended February 28, 2003.

Performance Review

For the six-month period that ended February 28, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -6.23%, -6.58%, -6.59%, -6.06 %, and -6.29%, respectively. These returns compare to the -8.50% cumulative total return of the Fund's benchmark, the Russell 2000 Value Index. As these returns indicate, it has been a difficult investment environment. While the Fund outperformed its benchmark on a relative basis, it was unable to avoid the weakness that permeated the financial markets.

During the period, there was continued volatility in the equity markets. It has been evident that the market has continued to be plagued by large corporate bankruptcies, corporate governance issues, and sell-side analyst scrutiny. On the economic front, mixed signals prevailed as stocks finished their third calendar year in a row in negative territory. Despite lower consumer confidence and an uncertain outlook for job security, lower borrowing costs seemed to keep consumer spending from falling off. Confidence in the health of the world economy has been stifled by concerns about a U.S.-led war on Iraq and additional terrorist attacks.

In market declines, such as in 2002, investors often sell for emotional reasons. This usually results in valuations compressing within industries. As prepared investors, it is during these times that we seek to upgrade our portfolios as higher quality companies become available to us at very attractive prices. During the period, the Fund's management team, through strong research governance, avoided some of the market's major disappointments. We adhere to a principle of not compromising on our fundamental research process. This can help us to put only quality names into our portfolios. In summary, we continue to emphasize balance sheet quality, cash flow stability, and companies with superior management teams.

Portfolio Composition

Throughout the reporting period, our research-driven approach continued to focus on small-cap companies with financial strength. This was exemplified by firms having strong balance sheets and the ability to generate excess cash flow. This strategy has provided a foundation for underlying stock prices and has frequently led us to companies that were well positioned in their respective industries.

Portfolio Highlights

During the period the Fund was not able to escape the overall weakness in the equity market. However, there were several holdings that performed well for the Fund:

■ **Getty Images, Inc. (Getty) —** Getty, a worldwide e-commerce provider of visual content and related products and services, enhanced results during the period. The company distributes products digitally via the Internet and on CD-ROMs. Getty also has a strong business model and huge cash flow generating capabilities.

■ **NetScreen Technologies, Inc. (NetScreen) —** NetScreen develops, markets, and sells a broad family of network security systems and appliances that deliver high performance, cost-effective security for enterprises and service providers. The company has continued to gain market share from its competitors. NetScreen has a strong management team and expanding profit margins. We eliminated NetScreen from the portfolio towards the end of the reporting period after it had appreciated and reached our target valuation level.

■ **Maverick Tube Corp. (Maverick) —** Maverick, the lowest cost producer of tubular steel products, benefited from its continuing efforts to increase profitability, reduce costs, and improve capacity utilization. We like the company because of its large market share and see it benefiting from an increased demand for its product.

We thank you for your investment and look forward to earning your continued confidence.

Goldman Sachs Value Investment Team

New York, March 14, 2003

Small Cap Value Fund

as of February 28, 2003

Assets Under Management

$595.8 Million

Number of Holdings

170

NASDAQ SYMBOLS

Class A Shares

GSSMX

Class B Shares

GSQBX

Class C Shares

GSSCX

Institutional Shares

GSSIX

Service Shares

GSSSX

PERFORMANCE REVIEW

September 1, 2002–February 28, 2003	Fund Total Return (based on NAV)[1]	Russell 2000 Value Index[2]
Class A	-6.23%	-8.50%
Class B	-6.58	-8.50
Class C	-6.59	-8.50
Institutional	-6.06	-8.50
Service	-6.29	-8.50

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 2000 Value Index (with dividends reinvested) is an unmanaged index of common stock prices that measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/02	Class A	Class B	Class C	Institutional	Service
One Year	-12.66%	-12.84%	-9.14%	-7.24%	-7.69%
Five Years	2.52	2.49	2.86	4.08	3.57[4]
Ten Years	8.10	N/A	N/A	N/A	8.65[4]
Since Inception	9.42 (10/22/92)	6.74 (5/1/96)	3.99 (8/15/97)	5.21 (8/15/97)	9.97[4] (10/22/92)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to August 15, 1997 (commencement of operations) is that of the Class A Shares (excluding the impact of the front-end sales charge applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Small Cap Value Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/28/03[5]

Holding	% of Total Net Assets	Line of Business
Entegris, Inc.	1.5%	Semiconductors
Hutchinson Technology, Inc.	1.4	Computer Hardware
American Capital Strategies Ltd.	1.4	Financial Services
Maverick Tube Corp.	1.3	Mining
Commercial Metals Co.	1.3	Mining
Evergreen Resources, Inc.	1.3	Energy Resources
Caraustar Industries, Inc.	1.2	Forest
Covance, Inc.	1.1	Drugs
Getty Images, Inc.	1.1	Internet
Ann Taylor Stores Corp.	1.1	Clothing

[5] The top 10 holdings may not be representative of the Fund's future investments.

Performance Summary

February 28, 2003 (Unaudited)

The following graph shows the value, as of February 28, 2003, of a $10,000 investment made on December 15, 1999 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Large Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 1000 Value Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares may vary from Class A Shares due to differences in fees and loads.

Large Cap Value Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested December 15, 1999 to February 28, 2003.



Average Annual Total Return through February 28, 2003	Since Inception	One Year	Six Months[a]
Class A (commenced December 15, 1999)			
Excluding sales charges	–4.40%	–15.53%	–7.21%
Including sales charges	–6.06%	–20.17%	–12.33%
Class B (commenced December 15, 1999)			
Excluding contingent deferred sales charges	–5.14%	–16.23%	–7.58%
Including contingent deferred sales charges	–6.04%	–20.42%	–12.20%
Class C (commenced December 15, 1999)			
Excluding contingent deferred sales charges	–5.16%	–16.22%	–7.58%
Including contingent deferred sales charges	–5.16%	–17.06%	–8.50%
Institutional Class (commenced December 15, 1999)	–4.08%	–15.28%	–7.07%
Service Class (commenced December 15, 1999)	–4.40%	–15.62%	–7.27%

(a) Not annualized.

Statement of Investments

February 28, 2003 (Unaudited)

Shares	Description		Value
Common Stocks – 97.8%			
Airlines – 0.5%			
122,055	Southwest Airlines Co.	$	1,473,204
Alcohol – 0.6%			
36,698	Anheuser-Busch Companies, Inc.		1,706,457
Apartment – 0.7%			
88,850	Equity Residential Properties Trust		2,157,278
Apparel – 0.6%			
63,050	Jones Apparel Group, Inc.*		1,788,098
Banks – 17.0%			
145,760	Bank of America Corp.		10,092,422
99,600	Bank One Corp.		3,588,588
313,542	Citigroup, Inc.		10,453,490
64,830	M&T Bank Corp.		5,122,867
150,936	Mellon Financial Corp.		3,397,569
210,857	U.S. Bancorp.		4,411,129
131,525	Wachovia Corp.		4,666,507
155,792	Wells Fargo & Co.		7,065,167
			48,797,739
Brokers – 2.1%			
54,600	Lehman Brothers Holdings, Inc.		3,023,202
85,076	Merrill Lynch & Co., Inc.		2,899,390
			5,922,592
Chemical – 1.4%			
78,595	Praxair, Inc.		4,153,746
Clothing – 1.0%			
185,750	The TJX Companies, Inc.		2,985,002
Computer Hardware – 1.8%			
55,530	CDW Computer Centers, Inc.*		2,424,440
169,200	Hewlett-Packard Co.		2,681,820
			5,106,260
Computer Software – 1.5%			
44,700	International Business Machines Corp.		3,484,365
74,400	Oracle Corp.*		889,824
			4,374,189
Defense/Aerospace – 2.0%			
22,125	General Dynamics Corp.		1,311,128
77,925	United Technologies Corp.		4,564,846
			5,875,974
Drugs – 4.1%			
212,100	Pfizer, Inc.		6,324,822
155,500	Wyeth		5,481,375
			11,806,197

Shares	Description		Value
Common Stocks – (continued)			
Electrical Utilities – 5.3%			
40,900	Dominion Resources, Inc.	$	2,204,510
83,328	Entergy Corp.		3,795,590
86,058	Exelon Corp.		4,229,751
57,302	FirstEnergy Corp.		1,690,409
30,400	FPL Group, Inc.		1,702,704
60,500	The Southern Co.		1,706,705
			15,329,669
Energy Resources – 12.4%			
82,700	Apache Corp.		5,398,656
61,500	Burlington Resources, Inc.		2,850,525
159,410	ConocoPhillips		8,082,087
326,792	Exxon Mobil Corp.		11,117,464
88,740	Murphy Oil Corp.		3,818,482
144,000	Occidental Petroleum Corp.		4,305,600
			35,572,814
Environmental Services – 1.2%			
173,950	Waste Management, Inc.		3,461,605
Financial Services – 5.6%			
118,128	Countrywide Financial Corp.		6,306,854
47,049	Fannie Mae		3,015,841
65,628	Freddie Mac		3,586,570
30,602	SLM Corp.		3,334,088
			16,243,353
Food & Beverage – 0.8%			
73,321	H.J. Heinz Co.		2,250,955
Forest – 0.7%			
54,768	Bowater, Inc.		2,078,446
Heavy Electrical – 0.5%			
30,300	Emerson Electric Co.		1,426,221
Heavy Machinery – 0.8%			
52,791	Deere & Co.		2,184,492
Home Products – 5.2%			
87,000	Avon Products, Inc.		4,524,000
69,868	Kimberly-Clark Corp.		3,202,051
88,885	The Procter & Gamble Co.		7,276,126
			15,002,177
Hotel – 0.7%			
58,825	Harrah's Entertainment, Inc.*		1,931,813
Industrial Parts – 2.7%			
43,825	American Standard Companies, Inc.*		3,002,451
80,510	Illinois Tool Works, Inc.		4,795,980
			7,798,431
Information Services – 1.3%			
244,503	Accenture Ltd.*		3,750,676

Statement of Investments (continued)

February 28, 2003 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Life Insurance – 2.6%			
144,803	John Hancock Financial Services, Inc.	$	4,068,965
136,025	MetLife, Inc.		3,559,774
			7,628,739
Media – 4.0%			
90,150	Cox Communications, Inc.*		2,672,948
239,865	Fox Entertainment Group, Inc.*		6,411,591
244,735	General Motors Corp. Class H*		2,493,850
			11,578,389
Mining – 0.6%			
77,615	Alcoa, Inc.		1,591,107
Office Industrial – 0.8%			
72,175	Liberty Property Trust		2,253,303
Oil Services – 1.3%			
112,700	BJ Services Co.*		3,873,499
Other REIT – 1.9%			
130,130	iStar Financial, Inc.		3,695,692
75,574	Plum Creek Timber Co., Inc.		1,639,956
			5,335,648
Property Insurance – 7.1%			
98,800	American International Group, Inc.		4,869,852
89,900	PartnerRe Ltd.		4,481,515
157,401	RenaissanceRe Holdings Ltd. Series B		5,836,429
72,438	XL Capital Ltd.		5,138,752
			20,326,548
Publishing – 0.5%			
37,571	Dow Jones & Co., Inc.		1,348,047
Railroads – 0.7%			
44,179	Canadian National Railway Co.		1,875,840
Retail – 0.5%			
44,892	Simon Property Group, Inc.		1,555,059
Security/Asset Management – 0.6%			
205,250	The Charles Schwab Corp.		1,621,475
Specialty Retail – 1.1%			
134,500	The Home Depot, Inc.		3,154,025
Telephone – 4.4%			
40,523	AT&T Corp.		751,296
251,400	BellSouth Corp.		5,447,838
316,495	SBC Communications, Inc.		6,583,096
			12,782,230

Shares	Description		Value
Common Stocks – (continued)			
Tobacco – 1.2%			
86,454	Altria Group, Inc.	$	3,341,447
TOTAL COMMON STOCKS (Cost $301,444,204)			$281,442,744

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 1.8%			
Joint Repurchase Agreement Account II^			
$5,100,000	1.38%	03/03/2003	$ 5,100,000
Maturity Value: $5,100,587			
TOTAL REPURCHASE AGREEMENT (Cost $5,100,000)			$ 5,100,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $306,544,204)			$286,542,744

Shares	Description	Value
Securities Lending Collateral – 1.1%		
3,240,000	Boston Global Investment Trust – Enhanced Portfolio	$ 3,240,000
TOTAL SECURITIES LENDING COLLATERAL (Cost $3,240,000)		$ 3,240,000
TOTAL INVESTMENTS (Cost $309,784,204)		$289,782,744

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Performance Summary

February 28, 2003 (Unaudited)

The following graph shows the value, as of February 28, 2003, of a $10,000 investment made on February 5, 1993 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs Growth and Income Fund. For comparative purposes, the performance of the Fund's benchmark, the Standard and Poor's 500 Index (with dividends reinvested) (''S&P 500 Index''), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Growth and Income Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested February 5, 1993 to February 28, 2003.



Average Annual Total Return through February 28, 2003	Since Inception	Ten Years	Five Years	One Year	Six Months[a]
Class A (commenced February 5, 1993)					
Excluding sales charges	5.64%	5.62%	–8.34%	–14.86%	–6.69%
Including sales charges	5.05%	5.02%	–9.37%	–19.56%	–11.83%
Class B (commenced May 1, 1996)					
Excluding contingent deferred sales charges	0.23%	n/a	–9.01%	–15.49%	–7.05%
Including contingent deferred sales charges	0.23%	n/a	–9.38%	–19.71%	–11.70%
Class C (commenced August 15, 1997)					
Excluding contingent deferred sales charges	–6.74%	n/a	–9.03%	–15.51%	–7.06%
Including contingent deferred sales charges	–6.74%	n/a	–9.03%	–16.35%	–7.99%
Institutional Class (commenced June 3, 1996)	1.11%	n/a	–7.93%	–14.53%	–6.53%
Service Class (commenced March 6, 1996)	0.99%	n/a	–8.41%	–14.94%	–6.75%

(a) Not annualized.

Statement of Investments

February 28, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – 95.4%		
Airlines – 0.4%		
140,217	Southwest Airlines Co.	$ 1,692,419
Alcohol – 0.5%		
43,759	Anheuser-Busch Companies, Inc.	2,034,794
Apartment – 1.4%		
51,900	Avalonbay Communities, Inc.	1,905,249
143,125	Equity Residential Properties Trust	3,475,075
		5,380,324
Banks – 16.7%		
210,116	Bank of America Corp.	14,548,432
74,552	Charter One Financial, Inc.	2,155,298
343,987	Citigroup, Inc.	11,468,526
302,700	KeyCorp	7,183,071
32,540	M&T Bank Corp.	2,571,311
110,800	National City Corp.	3,060,296
58,200	North Fork Bancorporation, Inc.	1,876,368
411,413	U.S. Bancorp	8,606,760
123,394	Wachovia Corp.	4,378,019
151,662	Wells Fargo & Co.	6,877,872
		62,725,953
Brokers – 1.0%		
34,600	Lehman Brothers Holdings, Inc.	1,915,802
55,144	Merrill Lynch & Co., Inc.	1,879,308
		3,795,110
Chemicals – 1.8%		
32,100	Avery Dennison Corp.	1,842,540
93,900	Praxair, Inc.	4,962,615
		6,805,155
Computer Hardware – 2.4%		
72,400	CDW Computer Centers, Inc.*	3,160,984
363,600	Hewlett-Packard Co.	5,763,060
		8,924,044
Computer Software – 1.1%		
38,200	International Business Machines Corp.	2,977,690
96,980	Oracle Corp.*	1,159,881
		4,137,571
Defense/Aerospace – 1.9%		
28,928	General Dynamics Corp.	1,714,273
92,543	United Technologies Corp.	5,421,169
		7,135,442
Department Store – 0.8%		
160,287	The May Department Stores Co.	3,144,831
Drugs – 3.6%		
235,300	Pfizer, Inc.	7,016,646
181,555	Wyeth	6,399,814
		13,416,460

Shares	Description	Value
Common Stocks – (continued)		
Electrical Utilities – 7.4%		
53,000	Dominion Resources, Inc.	$ 2,856,700
292,796	Energy East Corp.	5,510,421
108,157	Entergy Corp.	4,926,551
111,595	Exelon Corp.	5,484,894
121,301	FirstEnergy Corp.	3,578,379
35,750	FPL Group, Inc.	2,002,358
95,630	PPL Corp.	3,363,307
		27,722,610
Energy Resources – 12.0%		
110,445	Apache Corp.	7,209,850
40,500	Burlington Resources, Inc.	1,877,175
203,400	ConocoPhillips	10,312,380
372,216	Exxon Mobil Corp.	12,662,788
135,340	Murphy Oil Corp.	5,823,680
150,600	Occidental Petroleum Corp.	4,502,940
98,374	Pioneer Natural Resources Co.*	2,572,480
		44,961,293
Environmental Services – 0.6%		
122,610	Waste Management, Inc.	2,439,939
Financial Services – 4.6%		
95,644	Countrywide Financial Corp.	5,106,433
58,982	Fannie Mae	3,780,746
85,393	Freddie Mac	4,666,728
33,661	SLM Corp.	3,667,366
		17,221,273
Food & Beverage – 1.1%		
139,339	H.J. Heinz Co.	4,277,707
Forest – 1.0%		
99,389	Bowater, Inc.	3,771,813
Heavy Electrical – 0.5%		
39,600	Emerson Electric Co.	1,863,972
Heavy Machinery – 0.8%		
68,805	Deere & Co.	2,847,151
Home Products – 4.9%		
101,595	Avon Products, Inc.	5,282,940
83,766	Kimberly-Clark Corp.	3,838,996
44,800	The Clorox Co.	1,895,488
91,248	The Procter & Gamble Co.	7,469,561
		18,486,985
Industrial Parts – 2.5%		
58,975	American Standard Companies, Inc.*	4,040,377
91,675	Illinois Tool Works, Inc.	5,461,080
		9,501,457
Information Services – 1.3%		
309,825	Accenture Ltd.*	4,752,716

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Life Insurance – 1.8%		
131,992	John Hancock Financial Services, Inc.	$ 3,708,975
112,600	MetLife, Inc.	2,946,742
		6,655,717
Media – 3.3%		
83,750	Cox Communications, Inc.*	2,483,187
270,694	Fox Entertainment Group, Inc.*	7,235,651
269,200	General Motors Corp. Class H*	2,743,148
		12,461,986
Mining – 0.5%		
86,832	Alcoa, Inc.	1,780,056
Office Industrial – 2.2%		
158,700	Duke Realty Corp.	4,118,265
129,095	Liberty Property Trust	4,030,346
		8,148,611
Oil Services – 1.3%		
141,000	BJ Services Co.*	4,846,170
Other REIT – 1.8%		
171,130	iStar Financial, Inc.	4,860,092
83,800	Plum Creek Timber Co., Inc.	1,818,460
		6,678,552
Property Insurance – 7.1%		
116,305	American International Group, Inc.	5,732,673
131,550	PartnerRe Ltd.	6,557,767
187,348	RenaissanceRe Holdings Ltd. Series B	6,946,864
62,850	The St. Paul Companies, Inc.	1,939,551
80,641	XL Capital Ltd.	5,720,673
		26,897,528
Publishing – 0.5%		
47,981	Dow Jones & Co., Inc.	1,721,558
Railroads – 0.8%		
72,166	Canadian National Railway Co.	3,064,168
Retail – 0.5%		
59,575	Simon Property Group, Inc.	2,063,678
Security/Asset Management – 1.3%		
169,325	Alliance Capital Management Holding L.P.	4,774,965
Telephone – 4.3%		
52,034	AT&T Corp.	964,710
311,600	BellSouth Corp.	6,752,372
401,400	SBC Communications, Inc.	8,349,120
		16,066,202

Shares	Description	Value
Common Stocks – (continued)		
Tobacco – 1.7%		
125,986	Altria Group, Inc.	$ 4,869,359
58,720	UST, Inc.	1,692,898
		6,562,257
TOTAL COMMON STOCKS (Cost $374,671,382)		$358,760,467

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 5.1%			
Joint Repurchase Agreement Account II$^{\wedge}$			
$19,000,000	1.38%	03/03/2003	$ 19,000,000
Maturity Value: $19,002,185			
TOTAL REPURCHASE AGREEMENT (Cost $19,000,000)			19,000,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $393,671,382)			$377,760,467

Shares	Description	Value
Securities Lending Collateral – 2.0%		
7,625,000	Boston Global Investment Trust – Enhanced Portfolio	$ 7,625,000
TOTAL SECURITIES LENDING COLLATERAL (Cost $7,625,000)		7,625,000
TOTAL INVESTMENTS (Cost $401,296,382)		$385,385,467

* Non-income producing security.

$\wedge$ Joint repurchase agreement was entered into on February 28, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Performance Summary

February 28, 2003 (Unaudited)

The following graph shows the value, as of February 28, 2003, of a $10,000 investment made on August 1, 1995 (commencement of operations) in Institutional Shares (at NAV) of the Goldman Sachs Mid Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell Midcap Value Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from the Institutional Shares due to differences in fees and loads.

Mid Cap Value Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested August 1, 1995 to February 28, 2003.



Average Annual Total Return through February 28, 2003	Since Inception	Five Years	One Year	Six Months[a]
Class A (commenced August 15, 1997)				
Excluding sales charges	4.43%	2.84%	−10.74%	−8.45%
Including sales charges	3.37%	1.69%	−15.64%	−13.49%
Class B (commenced August 15, 1997)				
Excluding contingent deferred sales charges	3.70%	2.10%	−11.38%	−8.77%
Including contingent deferred sales charges	3.51%	1.68%	−15.81%	−13.33%
Class C (commenced August 15, 1997)				
Excluding contingent deferred sales charges	3.70%	2.08%	−11.38%	−8.77%
Including contingent deferred sales charges	3.70%	2.08%	−12.27%	−9.68%
Institutional Class (commenced August 1, 1995)	10.98%	3.23%	−10.38%	−8.28%
Service Class (commenced July 18, 1997)	4.79%	2.74%	−10.84%	−8.47%

(a) Not annualized.

Statement of Investments

February 28, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – 95.6%		
Airlines – 0.5%		
149,643	JetBlue Airways Corp.*	$ 3,944,589
Apartment – 2.0%		
152,670	Avalonbay Communities, Inc.	5,604,516
394,204	Equity Residential Properties Trust	9,571,273
		15,175,789
Apparel – 1.5%		
403,187	Jones Apparel Group, Inc.*	11,434,383
Banks – 11.8%		
438,200	Banknorth Group, Inc.	9,929,612
346,803	Charter One Financial, Inc.	10,026,075
170,370	City National Corp.	7,932,427
477,279	KeyCorp	11,325,831
197,156	M&T Bank Corp.	15,579,267
361,565	North Fork Bancorporation, Inc.	11,656,856
391,380	SouthTrust Corp.	10,563,346
430,786	Wilmington Trust Corp.	12,234,322
		89,247,736
Brokers – 0.9%		
109,163	The Bear Stearns Companies, Inc.	6,837,970
Chemicals – 3.8%		
65,810	Avery Dennison Corp.	3,777,494
121,215	Potash Corp. of Saskatchewan, Inc.	7,475,329
335,450	Praxair, Inc.	17,728,533
		28,981,356
Clothing – 3.1%		
323,734	Ross Stores, Inc.	11,074,940
772,828	The TJX Companies, Inc.	12,419,346
		23,494,286
Computer Hardware – 2.8%		
147,970	CDW Computer Centers, Inc.*	6,460,370
219,545	Storage Technology Corp.*	5,078,076
105,880	Tech Data Corp.*	2,395,006
113,031	Zebra Technologies Corp.*	7,129,995
		21,063,447
Computer Software – 1.7%		
71,590	Electronic Arts, Inc.*	3,779,952
408,774	NetIQ Corp.*	5,036,096
105,652	Symantec Corp.*	4,275,736
		13,091,784
Consumer Durables – 1.5%		
429,178	The Stanley Works	11,077,084
Defense/Aerospace – 1.4%		
528,962	Rockwell Collins, Inc.	10,394,103
Department Store – 1.2%		
366,680	Federated Department Stores, Inc.*	9,350,340

Shares	Description	Value
Common Stocks – (continued)		
Drugs – 1.4%		
66,720	AmerisourceBergen Corp.	$ 3,669,600
306,770	Covance, Inc.*	7,224,434
		10,894,034
Electrical Equipment – 0.9%		
277,400	Dover Corp.	7,079,248
Electrical Utilities – 8.9%		
159,000	Consolidated Edison, Inc.	6,201,000
941,420	Energy East Corp.	17,717,525
211,638	Entergy Corp.	9,640,111
436,698	FirstEnergy Corp.	12,882,591
182,911	FPL Group, Inc.	10,244,845
101,720	Pinnacle West Capital Corp.	3,106,529
214,161	PPL Corp.	7,532,042
		67,324,643
Energy Resources – 7.8%		
226,540	Apache Corp.	14,788,531
323,700	EOG Resources, Inc.	13,368,810
369,100	Murphy Oil Corp.	15,882,373
554,085	Pioneer Natural Resources Co.*	14,489,323
		58,529,037
Environmental Services – 1.7%		
670,295	Republic Services, Inc.*	12,782,526
Financial Services – 2.1%		
293,455	Countrywide Financial Corp.	15,667,562
Forest – 1.4%		
610,285	Packaging Corp. of America*	10,527,416
Heavy Electrical – 1.3%		
417,120	Rockwell Automation, Inc.	9,597,931
Home Products – 0.5%		
145,709	The Estee Lauder Companies, Inc.	4,087,137
Hotels – 2.3%		
198,107	Harrah's Entertainment, Inc.*	6,505,834
330,249	Hilton Hotels Corp.	3,629,436
331,826	Starwood Hotels & Resorts Worldwide, Inc.	7,502,586
		17,637,856
Industrial Parts – 3.0%		
181,527	American Standard Companies, Inc.*	12,436,415
228,050	W.W. Grainger, Inc.	10,497,141
		22,933,556
Information Services – 0.7%		
121,855	Affiliated Computer Services, Inc.*	5,462,760
Life Insurance – 1.0%		
207,060	Torchmark Corp.	7,518,349

Statement of Investments (continued)

February 28, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Media – 1.3%		
317,922	Lamar Advertising Co.*	$ 9,973,213
Mining – 1.0%		
175,916	Nucor Corp.	7,318,106
Motor Vehicle – 1.4%		
71,107	Johnson Controls, Inc.	5,543,502
121,846	Lear Corp.*	4,627,711
		10,171,213
Office Industrial – 2.8%		
406,756	Duke Realty Corp.	10,555,318
326,847	Liberty Property Trust	10,204,164
		20,759,482
Oil Services – 2.7%		
418,718	BJ Services Co.*	14,391,337
160,316	Noble Corp.*	5,819,471
		20,210,808
Other REIT – 2.5%		
552,429	iStar Financial, Inc.	15,688,984
155,013	Plum Creek Timber Co., Inc.	3,363,782
		19,052,766
Packaging – 1.8%		
103,320	Sealed Air Corp.*	3,747,417
465,519	Sonoco Products Co.	9,659,519
		13,406,936
Property Insurance – 7.0%		
97,946	AMBAC Financial Group, Inc.	4,784,662
321,297	PartnerRe Ltd.	16,016,656
398,966	RenaissanceRe Holdings Ltd. Series B	14,793,659
143,500	The St. Paul Companies, Inc.	4,428,410
516,624	Willis Group Holdings Ltd.	12,941,431
		52,964,818
Publishing – 1.1%		
386,782	A.H. Belo Corp. Series A	8,335,152
Railroads – 0.3%		
53,635	Canadian National Railway Co.	2,277,342
Restaurant – 0.9%		
275,977	Yum! Brands, Inc.*	6,571,012
Security/Asset Management – 1.1%		
323,125	T. Rowe Price Group, Inc.	8,310,775
Semiconductors – 1.1%		
340,910	Integrated Circuit Systems, Inc.*	8,134,113

Shares	Description	Value
Common Stocks – (continued)		
Telephone – 1.0%		
266,175	CenturyTel, Inc.	$ 7,293,195
Thrifts – 1.2%		
216,810	GreenPoint Financial Corp.	9,210,089
Tobacco – 1.8%		
475,217	UST, Inc.	13,700,506
Truck Freight – 1.4%		
145,610	Landstar System, Inc.*	7,880,413
132,414	Ryder System, Inc.	3,004,474
		10,884,887
TOTAL COMMON STOCKS (Cost $743,873,653)		$722,709,335

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 3.8%			
Joint Repurchase Agreement Account II^			
$28,500,000	1.38%	03/03/2003	$ 28,500,000
Maturity Value: $28,503,278			

TOTAL REPURCHASE AGREEMENT (Cost $28,500,000)		$ 28,500,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $772,373,653)		$751,209,335

Shares	Description	Value
Securities Lending Collateral – 2.5%		
19,146,100	Boston Global Investment Trust – Enhanced Portfolio	$ 19,146,100
TOTAL SECURITIES LENDING COLLATERAL (Cost $19,146,100)		$ 19,146,100
TOTAL INVESTMENTS (Cost $791,519,753)		$770,355,435

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
REIT–Real Estate Investment Trust

Performance Summary

February 28, 2003 (Unaudited)

The following graph shows the value, as of February 28, 2003, of a $10,000 investment made on October 22, 1992 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) in the Goldman Sachs Small Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, the Russell 2000 Value Index (with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

Small Cap Value Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested October 22, 1992 to February 28, 2003.



Average Annual Total Return through February 28, 2003	Since Inception	Ten Years	Five Years	One Year	Six Months[a]
Class A (commenced October 22, 1992)					
Excluding sales charges	9.43%	7.99%	1.66%	–13.31%	–6.23%
Including sales charges	8.83%	7.38%	0.52%	–18.08%	–11.39%
Class B (commenced May 1, 1996)					
Excluding contingent deferred sales charges	5.91%	n/a	0.87%	–13.95%	–6.58%
Including contingent deferred sales charges	5.91%	n/a	0.46%	–18.25%	–11.25%
Class C (commenced August 15, 1997)					
Excluding contingent deferred sales charges	3.07%	n/a	0.85%	–13.90%	–6.59%
Including contingent deferred sales charges	3.07%	n/a	0.85%	–14.76%	–7.52%
Institutional Class (commenced August 15, 1997)	4.29%	n/a	2.04%	–12.97%	–6.06%
Service Class (commenced August 15, 1997)	3.79%	n/a	1.53%	–13.39%	–6.29%

(a) Not Annualized.

Statement of Investments

February 28, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – 96.6%		
Airlines – 0.7%		
744,124	AirTran Holdings, Inc.*	$ 4,427,538
Apartment – 1.6%		
131,928	Post Properties, Inc.	3,081,838
365,351	Summit Properties, Inc.	6,484,980
		9,566,818
Apparel – 0.9%		
167,235	Kellwood Co.	4,281,216
261,787	Tropical Sportswear Int'l Corp.*	1,314,171
		5,595,387
Banks – 9.3%		
115,415	Bank of Hawaii Corp.	3,589,407
133,441	BOK Financial Corp.*	4,332,829
343,942	Brookline Bancorp, Inc.	4,299,275
143,525	Community First Bankshares, Inc.	3,557,985
56,613	Corus Bankshares, Inc.	2,471,724
100,369	East West Bancorp, Inc.	3,337,269
359,348	First Niagara Financial Group, Inc.	4,010,324
183,831	Fulton Financial Corp.	3,373,133
372,553	Greater Bay Bancorp	5,964,574
87,676	IBERIABANK Corp.	3,395,691
132,153	Main Street Banks, Inc.	2,546,588
134,729	NetBank, Inc.	1,281,273
45,515	PFF Bancorp, Inc.	1,460,576
158,340	Republic Bancorp, Inc.	1,947,582
184,950	Sky Financial Group, Inc.	3,752,635
81,990	Westamerica Bancorporation	3,335,353
88,567	Wintrust Financial Corp.	2,614,498
		55,270,716
Biotechnology – 0.6%		
222,091	Kos Pharmaceuticals, Inc.*	3,775,547
Brokers – 0.3%		
82,442	LaBranche & Co., Inc.	1,675,221
Chemicals – 3.4%		
537,981	Agrium, Inc.	5,777,916
214,146	Albemarle Corp.	5,244,435
206,189	Cytec Industries, Inc.*	5,969,172
79,075	Minerals Technologies, Inc.	3,010,385
		20,001,908
Clothing – 1.4%		
334,904	AnnTaylor Stores Corp.*	6,497,138
124,210	Too, Inc.*	1,894,202
		8,391,340
Computer Hardware – 3.7%		
568,959	Adaptec, Inc.*	3,464,960
545,461	Fargo Electronics*	5,312,790
381,720	Hutchinson Technology, Inc.*	8,260,421
145,204	Imation Corp.*	5,227,344
		22,265,515

Shares	Description	Value
Common Stocks – (continued)		
Computer Software – 2.1%		
52,637	Avid Technology, Inc.*	$ 1,094,323
32,149	BARRA, Inc.*	892,135
213,177	Informatica Corp.*	1,368,596
421,542	NetIQ Corp.*	5,193,398
394,347	OPNET Technologies, Inc.*	3,087,737
169,802	Retek, Inc.*	738,639
		12,374,828
Construction – 1.5%		
56,741	Beazer Homes USA, Inc.*	3,311,405
224,822	Standard Pacific Corp.	5,793,663
		9,105,068
Defense/Aerospace – 1.0%		
310,625	Ducommun, Inc.*	3,727,500
169,244	Herley Industries, Inc.*	2,359,261
		6,086,761
Department Store – 0.3%		
141,792	ShopKo Stores, Inc.*	1,552,622
Diversified – 2.8%		
603,530	GrafTech International Ltd.*	2,124,425
115,201	IDEX Corp.	3,193,372
601,414	Lydall, Inc.*	6,050,225
216,934	Mueller Industries, Inc.*	5,340,915
		16,708,937
Drugs – 2.9%		
286,875	Covance, Inc.*	6,755,906
234,564	Molecular Devices Corp.*	3,086,862
131,558	NBTY, Inc.*	2,352,257
199,781	Perrigo Co.	2,347,427
72,492	Pharmaceutical Resources, Inc.*	2,714,826
		17,257,278
Electrical Equipment – 1.6%		
225,699	Baldor Electric Co.	4,965,378
31,421	FLIR Systems, Inc.*	1,389,122
66,599	Franklin Electric Co., Inc.	3,265,349
		9,619,849
Electrical Utilities – 2.0%		
35,161	CH Energy Group, Inc.	1,447,930
556,476	El Paso Electric Co.*	5,731,703
187,699	PNM Resources, Inc.	3,956,695
34,630	The Empire District Electric Co.	607,756
		11,744,084
Energy Resources – 2.6%		
167,239	Evergreen Resources, Inc.*	7,539,134
183,856	Patina Oil & Gas Corp.	6,118,728
78,993	Tom Brown, Inc.*	2,030,120
		15,687,982
Environmental Services – 0.6%		
99,073	Waste Connections, Inc.*	3,297,149

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Financial Services – 2.2%		
328,747	American Capital Strategies Ltd.	$ 8,120,051
156,546	Financial Federal Corp.*	3,966,875
18,994	The Chicago Merchantile Exchange	817,692
		12,904,618
Food & Beverage – 0.9%		
67,917	American Italian Pasta Co.*	2,819,235
57,714	Corn Products International, Inc.	1,734,306
98,714	Interstate Bakeries Corp.	946,667
		5,500,208
Forest – 1.2%		
979,421	Caraustar Industries, Inc.*	7,306,481
Gas Utilities – 3.3%		
180,749	Atmos Energy Corp.	3,846,339
256,257	Northwest Natural Gas Co.	6,278,297
92,550	Peoples Energy Corp.	3,313,290
88,300	Piedmont Natural Gas Co., Inc.	3,038,403
130,845	WGL Holdings, Inc.	3,289,443
		19,765,772
Healthcare REIT – 0.7%		
159,297	Healthcare Realty Trust, Inc.	4,471,467
Heavy Machinery – 1.0%		
319,573	SureBeam Corp.*	1,406,121
391,582	Terex Corp.*	4,730,311
		6,136,432
Home Products – 2.5%		
219,995	Elizabeth Arden, Inc.*	2,384,746
356,006	Oneida Ltd.	3,919,626
285,950	The Dial Corp.	5,201,431
232,235	The Topps Co., Inc.*	1,874,136
144,000	Tupperware Corp.	1,795,680
		15,175,619
Industrial Components – 3.0%		
67,601	Actuant Corp.*	2,501,237
273,748	Belden, Inc.	3,531,349
99,890	CIRCOR International, Inc.	1,418,438
255,545	Hughes Supply, Inc.	5,928,644
870,551	Wabash National Corp.*	4,613,921
		17,993,589
Industrial Services – 2.9%		
184,248	Cornell Companies, Inc.*	1,468,457
174,284	Harsco Corp.	5,258,148
61,975	Kroll, Inc.*	1,101,296
323,436	Medical Staffing Network Holdings, Inc.*	3,777,732
344,219	PRG-Shultz International, Inc.*	2,426,744
123,540	School Specialty, Inc.*	2,321,317
96,922	Wackenhut Corrections Corp.*	882,959
		17,236,653

Shares	Description	Value
Common Stocks – (continued)		
Information Services – 0.8%		
87,987	Manhattan Associates, Inc.*	$ 1,794,935
55,201	MTC Technologies, Inc.*	1,004,658
313,253	The Management Network Group, Inc.*	426,024
74,215	Veridian Corp.*	1,479,105
		4,704,722
Internet – 1.4%		
351,566	FreeMarkets, Inc.*	1,617,204
226,373	Getty Images, Inc.*	6,644,047
		8,261,251
Leisure – 2.9%		
184,854	Argosy Gaming Co.*	2,959,512
377,687	Concord Camera Corp.*	2,334,106
94,057	Fossil, Inc.*	1,691,145
167,249	GTECH Holdings Corp.*	4,866,946
288,312	Station Casinos, Inc.*	5,232,863
		17,084,572
Life Insurance – 0.5%		
55,924	StanCorp Financial Group, Inc.	2,782,219
Media – 1.2%		
131,014	ADVO, Inc.*	4,102,048
568,499	Regent Communications, Inc.*	3,001,675
		7,103,723
Medical Products – 1.5%		
89,482	NDCHealth Corp.	1,950,707
118,221	Ocular Sciences, Inc.*	1,552,242
101,555	Sybron Dental Specialties, Inc.*	1,637,067
121,263	Varian, Inc.*	3,585,747
		8,725,763
Medical Providers – 1.9%		
297,373	Hanger Orthopedic Group, Inc.*	3,101,600
82,375	Pediatrix Medical Group, Inc.*	2,327,094
514,657	Radiologix, Inc.*	1,235,177
240,522	United Surgical Partners International, Inc.*	4,415,984
		11,079,855
Mining – 3.5%		
537,449	Commercial Metals Co.	7,561,907
444,001	Maverick Tube Corp.*	7,743,378
229,802	Schnitzer Steel Industries, Inc.	5,489,970
		20,795,255
Motor Vehicle – 0.9%		
131,665	American Axle & Manufacturing Holdings, Inc.*	3,113,877
59,205	Superior Industries International, Inc.	2,293,602
		5,407,479

Statement of Investments (continued)

February 28, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Office Industrial – 2.5%		
154,043	Brandywine Realty Trust	$ 3,168,665
87,375	Highwoods Properties, Inc.	1,835,749
91,732	Parkway Properties, Inc.	3,343,631
242,931	Prentiss Properties Trust	6,367,221
		14,715,266
Oil Services – 1.7%		
190,220	Hydril Co.*	4,894,360
242,759	TETRA Technologies, Inc.*	5,265,443
		10,159,803
Other REIT – 3.1%		
303,533	Commercial Net Lease Realty	4,507,465
236,461	Correctional Properties Trust	4,970,410
233,986	Entertainment Properties Trust	5,802,853
151,396	RAIT Investment Trust	3,253,500
		18,534,228
Property Insurance – 2.8%		
75,663	HCC Insurance Holdings, Inc.	1,866,606
139,655	Horace Mann Educators Corp.	1,923,049
73,606	IPC Holdings Ltd.	2,079,370
133,433	ProAssurance Corp.*	2,948,869
186,375	RLI Corp.	4,832,704
303,564	U.S.I. Holdings Corp.*	3,111,531
		16,762,129
Publishing – 0.6%		
225,327	Journal Register Co.*	3,418,211
Restaurant – 0.4%		
443,359	Buca, Inc.*	2,518,279
Retail – 0.7%		
120,644	Chelsea Property Group, Inc.	4,265,972
Security/Asset Management – 0.6%		
81,034	Affiliated Managers Group, Inc.*	3,436,652
Semiconductors – 3.1%		
55,534	02Micro International Ltd*	449,825
240,523	Actel Corp.*	3,944,577
17,584	Black Box Corp.	716,474
796,694	Entegris, Inc.*	9,042,477
66,378	Power Integrations, Inc.*	1,382,654
135,433	Tech Data Corp.*	3,063,495
		18,599,502
Specialty Retail – 2.9%		
123,605	Aaron Rents, Inc. Class B	2,193,989
137,853	Borders Group, Inc.*	1,957,513
245,112	Brookstone, Inc.*	3,578,635
131,412	Linens 'n Things, Inc.*	3,048,758
154,982	Pier 1 Imports, Inc.	2,475,063
115,020	Tuesday Morning Corp.*	1,979,494
62,074	Zale Corp.*	1,902,568
		17,136,020

Shares	Description	Value
Common Stocks – (continued)		
Telephone – 0.5%		
39,693	CT Communications, Inc.	$ 285,790
167,970	West Corp.*	2,398,611
		2,684,401
Thrifts – 3.1%		
231,732	BankUnited Financial Corp.*	4,076,166
118,172	Doral Financial Corp.	3,829,955
246,017	IndyMac Bancorp, Inc.	4,698,925
179,793	Irwin Financial Corp.	3,254,253
122,282	Washington Federal, Inc.	2,714,649
		18,573,948
Truck Freight – 3.0%		
303,420	Heartland Express, Inc.*	5,461,560
95,031	Landstar Systems, Inc.*	5,143,078
656,004	OMI Corp.*	3,050,418
98,635	SCS Transportation, Inc.*	1,103,726
84,893	Teekay Shipping Corp.	3,292,999
		18,051,781
TOTAL COMMON STOCKS		
(Cost $619,954,213)		$575,696,418

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 3.4%			
Joint Repurchase Agreement Account II^			
$20,200,000	1.38%	03/03/2003	$ 20,200,000
Maturity Value: $20,202,323			
TOTAL REPURCHASE AGREEMENT			
(Cost $20,200,000)			$ 20,200,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL			
(Cost $640,154,213)			$595,896,418

Shares	Description	Value
Securities Lending Collateral – 6.0%		
35,800,320	Boston Global Investment Trust – Enhanced Portfolio	$ 35,800,320
TOTAL SECURITIES LENDING COLLATERAL **(Cost $35,800,320)**		$ 35,800,320
TOTAL INVESTMENTS **(Cost $675,954,533)**		$631,696,738

*   Non-income producing security.

∧   Joint repurchase agreement was entered into on February 28, 2003.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Statements of Assets and Liabilities

February 28, 2003 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Assets:				
Investment in securities, at value (identified cost $306,554,204, $393,671,382, $772,373,653 and $640,154,213, respectively)	$286,542,744	$377,760,467	$751,209,335	$595,896,418
Securities lending collateral, at value	3,240,000	7,625,000	19,146,100	35,800,320
Cash	62,472	90,778	419,358	393,364
Receivables:				
Investment securities sold	5,156,676	5,937,271	—	2,971,673
Dividends and interest	588,735	828,235	1,514,943	386,451
Fund shares sold	988,146	1,430,883	8,239,289	2,025,213
Reimbursement from investment adviser	—	21,886	—	23,675
Securities lending income	312	776	1,877	16,732
Other assets	32,084	3,757	34,810	15,449
Total assets	296,611,169	393,699,053	780,565,712	637,529,295
Liabilities:				
Payables:				
Investment securities purchased	4,915,922	9,058,451	338,657	3,658,811
Fund shares repurchased	452,442	568,785	4,618,765	1,505,748
Amounts owed to affiliates	271,742	371,512	672,879	691,937
Payable upon return of securities loaned	3,240,000	7,625,000	19,146,100	35,800,320
Accrued expenses	64,468	67,611	101,484	92,178
Total liabilities	8,944,574	17,691,359	24,877,885	41,748,994
Net Assets:				
Paid-in capital	352,894,798	546,239,093	813,762,030	657,969,459
Accumulated undistributed net investment income	495,173	1,123,169	4,213,662	649,542
Accumulated net realized loss on investment and futures transactions	(45,721,916)	(155,443,653)	(41,123,547)	(18,580,905)
Net unrealized loss on investments	(20,001,460)	(15,910,915)	(21,164,318)	(44,257,795)
NET ASSETS	$287,666,595	$376,007,694	$755,687,827	$595,780,301
Net asset value, offering and redemption price per share:[a]				
Class A	$8.49	$16.69	$21.53	$26.01
Class B	$8.35	$16.26	$21.23	$24.73
Class C	$8.35	$16.22	$21.14	$24.71
Institutional	$8.54	$16.88	$21.58	$26.40
Service	$8.53	$16.66	$21.44	$25.80
Shares Outstanding:				
Class A	22,894,388	17,419,957	15,659,262	14,847,416
Class B	1,317,938	4,309,135	4,284,695	2,842,477
Class C	573,134	489,180	2,019,170	1,955,572
Institutional	9,081,835	238,583	13,117,190	3,322,987
Service	152	198,019	85,070	125,617
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	33,867,447	22,654,874	35,165,387	23,094,069

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds is $8.98, $17.66, $22.78 and $27.52, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Six Months Ended February 28, 2003 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Investment income:				
Dividends[a]	$ 3,322,449	$ 5,104,992	$ 8,477,236	$ 4,594,030
Interest (including securities lending income of $2,746, $7,892, $21,434 and $159,960, respectively)	60,658	93,180	252,933	341,894
Total income	3,383,107	5,198,172	8,730,169	4,935,924
Expenses:				
Management fees	1,128,206	1,314,827	2,856,035	2,908,004
Distribution and Service fees[b]	340,964	764,398	1,071,502	1,064,533
Transfer Agent fees[b]	229,156	351,040	500,487	486,005
Custodian and accounting fees	53,066	63,320	108,679	102,180
Registration fees	11,908	51,028	23,460	37,351
Printing fees	28,438	28,447	28,229	28,438
Professional fees	15,903	15,903	19,500	19,117
Trustee fees	5,541	5,541	5,541	5,541
Service Share fees	4	8,841	3,724	6,983
Other	45,457	56,659	63,470	72,171
Total expenses	1,858,643	2,660,004	4,680,627	4,730,323
Less — expense reductions	(51,090)	(86,637)	(490)	(40,584)
Net expenses	1,807,553	2,573,367	4,680,137	4,689,739
NET INVESTMENT INCOME	1,575,554	2,624,805	4,050,032	246,185
Realized and unrealized loss on investment transactions:				
Net realized loss from investment transactions	(23,839,607)	(14,715,317)	(40,383,149)	(15,745,811)
Net change in unrealized gain (loss) on investments	(1,337,740)	(15,044,014)	(33,264,728)	(23,568,883)
Net realized and unrealized loss on investment transactions	(25,177,347)	(29,759,331)	(73,647,877)	(39,314,694)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(23,601,793)	$(27,134,526)	$(69,597,845)	$(39,068,509)

(a) Foreign taxes withheld on dividends were $10,008, $11,164, $6,680 and $7,196 for Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

(b) Class-specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees				
Fund	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Large Cap Value	$261,867	$ 56,560	$ 22,537	$199,019	$ 10,747	$ 4,282	$ 15,108	$ —
Growth and Income	358,327	362,436	43,635	272,329	68,863	8,291	850	707
Mid Cap Value	416,531	447,927	207,044	316,564	85,106	39,339	59,180	298
Small Cap Value	466,677	361,501	236,355	354,674	68,685	44,908	17,179	559

Statements of Changes in Net Assets

For the Six Months Ended February 28, 2003 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income	$ 1,575,554	$ 2,624,805	$ 4,050,032	$ 246,185
Net realized loss from investment transactions	(23,839,607)	(14,715,317)	(40,383,149)	(15,745,811)
Net change in unrealized gain (loss) on investments	(1,337,740)	(15,044,014)	(33,264,728)	(23,568,883)
Net decrease in net assets resulting from operations	(23,601,793)	(27,134,526)	(69,597,845)	(39,068,509)
Distributions to shareholders:				
From net investment income				
Class A Shares	(2,038,292)	(1,931,396)	(1,916,099)	(345,027)
Class B Shares	(95,418)	(230,838)	(64,812)	—
Class C Shares	(36,810)	(28,272)	(84,827)	—
Institutional Shares	(823,845)	(37,401)	(2,475,986)	(364,830)
Service Shares	(14)	(22,249)	(12,988)	—
From net realized gain				
Class A Shares	—	—	(6,903,439)	(390,357)
Class B Shares	—	—	(2,018,964)	(78,816)
Class C Shares	—	—	(948,567)	(52,175)
Institutional Shares	—	—	(6,269,712)	(86,804)
Service Shares	—	—	(36,304)	(2,722)
Total distributions to shareholders	(2,994,379)	(2,250,156)	(20,731,698)	(1,320,731)
From share transactions:				
Proceeds from sales of shares	66,001,168	59,020,002	226,943,462	153,596,018
Reinvestment of dividends and distributions	2,446,831	2,159,765	17,938,276	1,084,501
Cost of shares repurchased	(81,025,094)	(41,404,273)	(190,609,458)	(107,823,720)
Net increase (decrease) in net assets resulting from share transactions	(12,577,095)	19,775,494	54,272,280	46,856,799
TOTAL INCREASE (DECREASE)	(39,173,267)	(9,609,188)	(36,057,263)	6,467,559
Net assets:				
Beginning of period	326,839,862	385,616,882	791,745,090	589,312,742
End of period	$ 287,666,595	$ 376,007,694	$ 755,687,827	$ 595,780,301
Accumulated undistributed net investment income	$ 495,173	$ 1,123,169	$ 4,213,662	$ 649,542

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets

For the Year Ended August 31, 2002

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income	$ 2,423,242	$ 3,546,078	$ 4,801,551	$ 1,219,045
Net realized gain (loss) from investment and futures transactions	(19,689,315)	(61,088,466)	18,154,350	22,499,574
Net change in unrealized gain (loss) on investments	(15,007,251)	24,243,799	(22,775,817)	(62,037,291)
Net increase (decrease) in net assets resulting from operations	(32,273,324)	(33,298,589)	180,084	(38,318,672)
Distributions to shareholders:				
From net investment income				
Class A Shares	(692,434)	(2,338,462)	(1,108,646)	(847,396)
Class B Shares	—	(318,901)	(64,771)	—
Class C Shares	—	(36,674)	(50,369)	—
Institutional Shares	(310,904)	(47,903)	(2,276,547)	(344,787)
Service Shares	(3)	(31,427)	—	(6,820)
From net realized gain				
Class A Shares	—	—	(3,852,958)	—
Class B Shares	—	—	(1,256,365)	—
Class C Shares	—	—	(476,631)	—
Institutional Shares	—	—	(6,770,739)	—
Service Shares	—	—	(215)	—
Total distributions to shareholders	(1,003,341)	(2,773,367)	(15,857,241)	(1,199,003)
From share transactions:				
Proceeds from sales of shares	303,398,156	54,927,326	537,202,214	506,467,377
Reinvestment of dividends and distributions	725,699	2,641,191	13,675,010	1,030,356
Cost of shares repurchased	(130,228,774)	(133,973,363)	(146,397,758)	(237,823,099)
Net increase (decrease) in net assets resulting from share transactions	173,895,081	(76,404,846)	404,479,466	269,674,634
TOTAL INCREASE (DECREASE)	140,618,416	(112,476,802)	388,802,309	230,156,959
Net assets:				
Beginning of year	186,221,446	498,093,684	402,942,781	359,155,783
End of year	$ 326,839,862	$ 385,616,882	$ 791,745,090	$ 589,312,742
Accumulated undistributed net investment income	$ 1,913,998	$ 748,520	$ 4,718,342	$ 1,113,214

Notes to Financial Statements

February 28, 2003 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs Large Cap Value Fund, Growth and Income Fund, Mid Cap Value Fund and Small Cap Value Fund (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions, if any, are declared and paid quarterly for the Growth and Income Fund and annually for the Large Cap Value, Mid Cap Value and Small Cap Value Funds. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees.

E. Foreign Currency Translations — The books and records of each Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends and interest recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians under triparty repurchase agreements.

G. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Funds. Under the Agreement, the investment adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the adviser is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.75%, 0.70%, 0.75% and 1.00% of the average daily net assets of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

The investment adviser has voluntarily agreed to limit certain ''Other Expenses'' of the Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage commissions, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.06%, 0.05%, 0.10% and 0.06% of the average daily net assets of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to receive a separate fee for personal and account maintenance services equal to, on the annual basis, 0.25% of the Funds' average daily net assets attributable to Class B or Class C Shares.

Notes to Financial Statements (continued)

February 28, 2003 (Unaudited)

3. AGREEMENTS (continued)

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may retain a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended February 28, 2003, Goldman Sachs advised the Funds that it retained approximately the following amounts:

Fund	Sales Load Class A	Contingent Deferred Sales Charge Class B	Class C
Large Cap Value	$ 254,700	$ —	$ —
Growth and Income	186,100	100	—
Mid Cap Value	296,500	1,000	300
Small Cap Value	348,600	—	100

Goldman Sachs also serves as the transfer agent of the Funds for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively (on an annualized basis), of the average daily net asset value of the Service Shares.

For the six months ended February 28, 2003, the Funds' investment adviser has voluntarily agreed to reimburse certain expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Reimbursement	Custody Credit	Total Expense Reduction
Large Cap Value	$ 51	$ —	$ 51
Growth and Income	86	1	87
Mid Cap Value	—	1	1
Small Cap Value	39	2	41

At February 28, 2003, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Over-Reimbursement of "Other Expenses"	Total
Large Cap Value	$166	$ 50	$33	$23	$272
Growth and Income	202	116	54	—	372
Mid Cap Value	432	165	76	—	673
Small Cap Value	452	164	76	—	692

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the six months ended February 28, 2003, were as follows:

Fund	Purchases	Sales and Maturities
Large Cap Value	$137,662,902	$154,068,799
Growth and Income	159,705,862	146,802,819
Mid Cap Value	393,693,551	354,528,099
Small Cap Value	205,969,503	155,986,854

For the six months ended February 28, 2003, Goldman Sachs earned approximately $5,000, $3,000, $11,000 and $10,000 in brokerage commissions from portfolio transactions executed on behalf of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, each Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, depending on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss.

At February 28, 2003, the Funds had no open futures contracts.

5. SECURITIES LENDING

Pursuant to an exemptive relief granted by the Securities and Exchange Commission (SEC) and the terms and conditions contained therein, the Funds may lend their securities through their securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Funds' securities. The amounts earned by the Funds for the six months ended February 28, 2003, are reported parenthetically on the Statements of Operations. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

Notes to Financial Statements (continued)

February 28, 2003 (Unaudited)

5. SECURITIES LENDING (continued)

The table below details the following items as of February 28, 2003:

Fund	Market Value of Securities on loan as of February 28, 2003	Cash Collateral Received for Loans Outstanding as of February 28, 2003	Earnings of BGA Relating to Securities Loaned for the Six Months Ended February 28, 2003	Earnings Received From Lending to Goldman Sachs for the Six Months Ended February 28, 2003	Amount Payable to Goldman Sachs Upon Return of Securities Loaned as of February 28, 2003
Large Cap Value	$ 3,140,400	$ 3,240,000	$ 484	$ 286	$ —
Growth and Income	7,380,360	7,625,000	1,393	1,105	—
Mid Cap Value	18,626,424	19,146,100	3,782	2,077	—
Small Cap Value	34,570,323	35,800,320	28,226	86,174	13,958,600

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the six months ended February 28, 2003, the Funds did not have any borrowings under this facility.

7. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 28, 2003, the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds had undivided interests in the following Joint Repurchase Agreement Account II which equaled $5,100,000, $19,000,000, $28,500,000 and $20,200,000, respectively, in principal amount. At February 28, 2003, the following repurchase agreements held in this Joint Account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Bank of America Securities LLC	$ 500,000,000	1.37%	03/03/2003	$ 500,057,083
Bank of America Securities LLC	2,000,000,000	1.38	03/03/2003	2,000,230,000
Barclays Capital PLC	1,000,000,000	1.38	03/03/2003	1,000,115,000
Credit Suisse First Boston Corp.	1,000,000,000	1.39	03/03/2003	1,000,115,833
Deutsche Bank Securities, Inc.	2,000,000,000	1.37	03/03/2003	2,000,228,333
Greenwich Capital Markets	1,000,000,000	1.39	03/03/2003	1,000,115,833
J.P. Morgan Chase & Co., Inc.	1,750,000,000	1.38	03/03/2003	1,750,201,250
UBS Warburg LLC	2,199,400,000	1.38	03/03/2003	2,199,652,931
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$11,449,400,000			$11,450,716,263

8. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended August 31, 2002, the Funds' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Timing differences (post October losses)	$(14,307,429)	$(58,405,615)	$(32)	$—
Capital loss carryforward	(4,499,031)	(81,121,789)	—	—
Capital loss carryforward years of expiration	2009-2010	2008-2010	—	—

At February 28, 2003, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Tax Cost	$309,615,916	$394,856,170	$772,948,179	$642,584,041
Gross unrealized gain	3,551,914	13,495,932	24,074,769	28,985,171
Gross unrealized loss	(26,625,086)	(30,591,635)	(45,813,613)	(75,672,794)
Net unrealized security gain (loss)	$(23,073,172)	$(17,095,703)	$(21,738,844)	$(46,687,623)

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales and REITs.

9. OTHER MATTERS

As of February 28, 2003, Goldman, Sachs & Co. Employees Profit Sharing Master Trust was the beneficial owner of approximately 22% of the outstanding shares of the Mid Cap Value Fund.

10. SUBSEQUENT EVENTS

In March 2003, Goldman Sachs Funds Management, L.P. ("GSFM"), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. ("GSAM LP"), and in April 2003, GSAM LP assumed Goldman Sachs' investment advisory responsibilities under its Agreement with the Trust on behalf of the Funds. The fees payable under the Agreement, and the personnel who manage the Funds, did not change as a result of GSAM LP's assumption of responsibilities.

Notes to Financial Statements (continued)

February 28, 2003 (Unaudited)

11. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended February 28, 2003 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares								
Shares sold	4,977,126	$ 43,946,965	2,887,210	$ 50,036,428	6,861,248	$155,702,051	4,327,899	$ 116,043,211
Reinvestments of dividends and distributions	201,743	1,819,721	110,489	1,881,679	368,290	8,382,274	24,736	676,513
Shares repurchased	(7,443,137)	(65,577,637)	(1,740,872)	(30,005,180)	(5,761,633)	(130,291,527)	(2,922,815)	(77,751,256)
	(2,264,268)	(19,810,951)	1,256,827	21,912,927	1,467,905	33,792,798	1,429,820	38,968,468
Class B Shares								
Shares sold	189,685	1,660,551	403,117	6,812,210	940,864	21,114,756	364,230	9,291,540
Reinvestments of dividends and distributions	8,442	74,966	12,251	202,262	80,946	1,819,673	2,738	71,305
Shares repurchased	(172,623)	(1,474,348)	(480,865)	(7,989,908)	(495,391)	(10,954,895)	(411,066)	(10,375,920)
	25,504	261,169	(65,497)	(975,436)	526,419	11,979,534	(44,098)	(1,013,075)
Class C Shares								
Shares sold	255,169	2,275,948	111,016	1,877,762	558,091	12,482,062	430,605	10,980,706
Reinvestments of dividends and distributions	2,943	26,167	1,524	25,098	39,029	873,470	1,649	42,902
Shares repurchased	(169,984)	(1,475,322)	(156,580)	(2,626,538)	(242,471)	(5,325,098)	(229,612)	(5,805,010)
	88,128	826,793	(44,040)	(723,678)	354,649	8,030,434	202,642	5,218,598
Institutional Shares								
Shares sold	2,031,908	18,117,704	1,804	31,829	1,593,952	36,324,524	595,053	16,065,538
Reinvestments of dividends and distributions	57,990	525,964	1,780	30,654	298,844	6,813,640	10,532	292,156
Shares repurchased	(1,420,429)	(12,497,787)	(14,181)	(252,609)	(1,931,603)	(43,726,038)	(474,976)	(12,806,613)
	669,469	6,145,881	(10,597)	(190,126)	(38,807)	(587,874)	130,609	3,551,081
Service Shares								
Shares sold	—	—	15,182	261,773	58,555	1,320,069	45,345	1,215,023
Reinvestments of dividends and distributions	1	13	1,181	20,072	2,171	49,219	60	1,625
Shares repurchased	—	—	(30,755)	(530,038)	(13,830)	(311,900)	(40,486)	(1,084,921)
	1	13	(14,392)	(248,193)	46,896	1,057,388	4,919	131,727
NET INCREASE (DECREASE)	(1,481,166)	$ (12,577,095)	1,122,301	$ 19,775,494	2,357,062	$ 54,272,280	1,723,892	$ 46,856,799

11. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2002 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares								
Shares sold	22,084,113	$221,616,834	2,064,372	$ 39,788,477	13,116,279	$325,073,157	10,617,397	$316,046,572
Reinvestments of dividends and distributions	57,503	579,630	114,033	2,263,638	202,948	4,787,540	27,122	771,585
Shares repurchased	(9,030,608)	(89,358,812)	(4,083,200)	(78,724,298)	(3,094,608)	(76,193,827)	(5,803,909)	(166,962,852)
	13,111,008	132,837,652	(1,904,795)	(36,672,183)	10,224,619	253,666,870	4,840,610	149,855,305
Class B Shares								
Shares sold	795,356	7,866,559	373,231	6,987,509	2,577,031	63,854,049	1,808,897	52,763,201
Reinvestments of dividends and distributions	—	—	14,226	277,045	47,627	1,112,097	—	—
Shares repurchased	(377,469)	(3,644,192)	(1,148,281)	(21,439,609)	(649,374)	(15,457,858)	(711,615)	(19,168,064)
	417,887	4,222,367	(760,824)	(14,175,055)	1,975,284	49,508,288	1,097,282	33,595,137
Class C Shares								
Shares sold	294,448	2,889,136	176,964	3,324,894	1,204,552	29,922,619	1,350,934	39,044,817
Reinvestments of dividends and distributions	—	—	1,664	32,254	19,387	451,332	—	—
Shares repurchased	(169,365)	(1,620,650)	(185,353)	(3,402,160)	(230,680)	(5,511,635)	(260,558)	(7,351,382)
	125,083	1,268,486	(6,725)	(45,012)	993,259	24,862,316	1,090,376	31,693,435
Institutional Shares								
Shares sold	7,051,827	71,025,627	200,201	3,915,175	4,679,687	117,168,973	3,010,144	93,402,271
Reinvestments of dividends and distributions	14,462	146,066	1,965	39,371	310,463	7,323,826	8,742	251,951
Shares repurchased	(3,609,137)	(35,605,120)	(1,374,740)	(28,046,183)	(1,987,241)	(48,791,626)	(1,420,865)	(41,897,156)
	3,457,152	35,566,573	(1,172,574)	(24,091,637)	3,002,909	75,701,173	1,598,021	51,757,066
Service Shares								
Shares sold	—	—	46,134	911,271	46,770	1,183,416	168,360	5,210,516
Reinvestments of dividends and distributions	1	3	1,451	28,883	9	215	242	6,820
Shares repurchased	—	—	(119,402)	(2,361,113)	(19,209)	(442,812)	(83,299)	(2,443,645)
	1	3	(71,817)	(1,420,959)	27,570	740,819	85,303	2,773,691
NET INCREASE (DECREASE)	17,111,131	$173,895,081	(3,916,735)	$ (76,404,846)	16,223,641	$404,479,466	8,711,592	$269,674,634

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders
	Net asset value, beginning of period	Net investment income (loss)[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)					
2003 - Class A Shares	$ 9.24	$ 0.04	$(0.70)	$(0.66)	$(0.09)
2003 - Class B Shares	9.11	0.01	(0.70)	(0.69)	(0.07)
2003 - Class C Shares	9.11	0.01	(0.70)	(0.69)	(0.07)
2003 - Institutional Shares	9.29	0.06	(0.71)	(0.65)	(0.10)
2003 - Service Shares	9.29	0.04	(0.71)	(0.67)	(0.09)
FOR THE YEARS ENDED AUGUST 31,					
2002 - Class A Shares	10.21	0.08	(1.01)	(0.93)	(0.04)
2002 - Class B Shares	10.10	—[d]	(0.99)	(0.99)	—
2002 - Class C Shares	10.10	—[d]	(0.99)	(0.99)	—
2002 - Institutional Shares	10.24	0.12	(1.01)	(0.89)	(0.06)
2002 - Service Shares	10.23	0.08	(1.00)	(0.92)	(0.02)
2001 - Class A Shares	10.39	0.08	(0.20)	(0.12)	(0.06)
2001 - Class B Shares	10.33	(0.01)	(0.19)	(0.20)	(0.03)
2001 - Class C Shares	10.32	(0.01)	(0.19)	(0.20)	(0.02)
2001 - Institutional Shares	10.40	0.12	(0.20)	(0.08)	(0.08)
2001 - Service Shares	10.38	0.08	(0.20)	(0.12)	(0.03)
FOR THE PERIOD ENDED AUGUST 31,					
2000 - Class A Shares (commenced Dec. 15, 1999)	10.00	0.06	0.33	0.39	—
2000 - Class B Shares (commenced Dec. 15, 1999)	10.00	—[d]	0.33	0.33	—
2000 - Class C Shares (commenced Dec. 15, 1999)	10.00	0.01	0.31	0.32	—
2000 - Institutional Shares (commenced Dec. 15, 1999)	10.00	0.09	0.31	0.40	—
2000 - Service Shares (commenced Dec. 15, 1999)	10.00	0.07	0.31	0.38	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Less than $0.005 per share.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 8.49	(7.21)%	$194,316	1.26%[b]	0.98%[b]	1.29%[b]	0.95%[b]	46%
8.35	(7.58)	11,001	2.01[b]	0.23[b]	2.04[b]	0.20[b]	46
8.35	(7.58)	4,787	2.01[b]	0.23[b]	2.04[b]	0.20[b]	46
8.54	(7.07)	77,562	0.86[b]	1.39[b]	0.89[b]	1.36[b]	46
8.53	(7.27)	1	1.36[b]	0.93[b]	1.39[b]	0.90[b]	46
9.24	(9.12)	232,501	1.26	0.80	1.32	0.74	91
9.11	(9.80)	11,772	2.01	0.04	2.07	(0.02)	91
9.11	(9.80)	4,420	2.01	0.05	2.07	(0.01)	91
9.29	(8.73)	78,146	0.86	1.19	0.92	1.13	91
9.29	(9.03)	1	1.36	0.84	1.42	0.78	91
10.21	(1.21)	123,013	1.25	0.73	1.83	0.15	69
10.10	(1.98)	8,830	2.00	(0.06)	2.58	(0.64)	69
10.10	(1.96)	3,636	2.00	(0.05)	2.58	(0.63)	69
10.24	(0.81)	50,740	0.85	1.09	1.43	0.51	69
10.23	(1.17)	2	1.35	0.80	1.93	0.22	69
10.39	3.90	7,181	1.25[b]	0.84[b]	3.30[b]	(1.21)[b]	67
10.33	3.30	1,582	2.00[b]	0.06[b]	4.05[b]	(1.99)[b]	67
10.32	3.20	850	2.00[b]	0.15[b]	4.05[b]	(1.90)[b]	67
10.40	4.00	16,155	0.85[b]	1.31[b]	2.90[b]	(0.74)[b]	67
10.38	3.80	2	1.35[b]	0.95[b]	3.40[b]	(1.10)[b]	67

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2003 - Class A Shares	$18.01	$ 0.13 (c)	$(1.33)	$(1.20)	$(0.12)	$ —	$ —	$(0.12)
2003 - Class B Shares	17.55	0.07 (c)	(1.31)	(1.24)	(0.05)	—	—	(0.05)
2003 - Class C Shares	17.51	0.07 (c)	(1.31)	(1.24)	(0.05)	—	—	(0.05)
2003 - Institutional Shares	18.22	0.17 (c)	(1.36)	(1.19)	(0.15)	—	—	(0.15)
2003 - Service Shares	17.98	0.12 (c)	(1.33)	(1.21)	(0.11)	—	—	(0.11)
FOR THE YEARS ENDED AUGUST 31,								
2002 - Class A Shares	19.66	0.18 (c)	(1.69)	(1.51)	(0.14)	—	—	(0.14)
2002 - Class B Shares	19.23	0.04 (c)	(1.65)	(1.61)	(0.07)	—	—	(0.07)
2002 - Class C Shares	19.19	0.04 (c)	(1.65)	(1.61)	(0.07)	—	—	(0.07)
2002 - Institutional Shares	19.84	0.22 (c)	(1.66)	(1.44)	(0.18)	—	—	(0.18)
2002 - Service Shares	19.63	0.16 (c)	(1.68)	(1.52)	(0.13)	—	—	(0.13)
2001 - Class A Shares	24.78	0.01 (c)	(5.13)	(5.12)	—	—	—	—
2001 - Class B Shares	24.42	(0.15)(c)	(5.04)	(5.19)	—	—	—	—
2001 - Class C Shares	24.37	(0.15)(c)	(5.03)	(5.18)	—	—	—	—
2001 - Institutional Shares	24.91	0.11 (c)	(5.18)	(5.07)	—	—	—	—
2001 - Service Shares	24.77	(0.01)(c)	(5.13)	(5.14)	—	—	—	—
2000 - Class A Shares	24.68	0.07 (c)	1.44	1.51	(0.05)	(0.03)	(1.33)	(1.41)
2000 - Class B Shares	24.46	(0.10)(c)	1.42	1.32	(0.02)	(0.01)	(1.33)	(1.36)
2000 - Class C Shares	24.41	(0.09)(c)	1.40	1.31	(0.01)	(0.01)	(1.33)	(1.35)
2000 - Institutional Shares	24.72	0.16 (c)	1.49	1.65	(0.09)	(0.04)	(1.33)	(1.46)
2000 - Service Shares	24.68	0.05 (c)	1.44	1.49	(0.05)	(0.02)	(1.33)	(1.40)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	24.33	0.19	0.31	0.50	(0.15)	—	—	(0.15)
1999 - Class B Shares	24.13	0.08	0.31	0.39	(0.06)	—	—	(0.06)
1999 - Class C Shares	24.08	0.08	0.30	0.38	(0.05)	—	—	(0.05)
1999 - Institutional Shares	24.35	0.34	0.23	0.57	(0.20)	—	—	(0.20)
1999 - Service Shares	24.33	0.17	0.32	0.49	(0.14)	—	—	(0.14)
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	25.93	0.20	(1.60)	(1.40)	(0.19)	(0.01)	—	(0.20)
1999 - Class B Shares	25.73	0.02	(1.58)	(1.56)	(0.04)	—	—	(0.04)
1999 - Class C Shares	25.70	0.02	(1.59)	(1.57)	(0.05)	—	—	(0.05)
1999 - Institutional Shares	25.95	0.29	(1.58)	(1.29)	(0.30)	(0.01)	—	(0.31)
1999 - Service Shares	25.92	0.17	(1.58)	(1.41)	(0.17)	(0.01)	—	(0.18)
1998 - Class A Shares	23.18	0.11	5.27	5.38	(0.11)	—	(2.52)	(2.63)
1998 - Class B Shares	23.10	0.04	5.14	5.18	—	(0.03)	(2.52)	(2.55)
1998 - Class C Shares (commenced August 15, 1997)	28.20	(0.01)	0.06	0.05	—	(0.03)	(2.52)	(2.55)
1998 - Institutional Shares	23.19	0.27	5.23	5.50	(0.22)	—	(2.52)	(2.74)
1998 - Service Shares	23.17	0.14	5.23	5.37	(0.06)	(0.04)	(2.52)	(2.62)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$16.69	(6.69)%	$ 290,697	1.21%[b]	1.56%[b]	1.26%[b]	1.51%[b]	40%
16.26	(7.05)	70,053	1.96 [b]	0.80 [b]	2.01 [b]	0.75 [b]	40
16.22	(7.06)	7,933	1.96 [b]	0.80 [b]	2.01 [b]	0.75 [b]	40
16.88	(6.53)	4,026	0.81 [b]	1.95 [b]	0.86 [b]	1.90 [b]	40
16.66	(6.75)	3,299	1.31 [b]	1.45 [b]	1.36 [b]	1.40 [b]	40
18.01	(7.74)	291,151	1.20	0.95	1.22	0.93	89
17.55	(8.42)	76,772	1.95	0.19	1.97	0.17	89
17.51	(8.42)	9,336	1.95	0.21	1.97	0.19	89
18.22	(7.36)	4,539	0.80	1.12	0.82	1.10	89
17.98	(7.80)	3,819	1.30	0.83	1.32	0.81	89
19.66	(20.66)	355,205	1.19	0.07	1.21	0.05	40
19.23	(21.25)	98,747	1.94	(0.68)	1.96	(0.70)	40
19.19	(21.22)	10,360	1.94	(0.68)	1.96	(0.70)	40
19.84	(20.32)	28,201	0.79	0.49	0.81	0.47	40
19.63	(20.75)	5,581	1.29	(0.03)	1.31	(0.05)	40
24.78	6.48	576,354	1.18	0.31	1.18	0.31	87
24.42	5.70	155,527	1.93	(0.41)	1.93	(0.41)	87
24.37	5.67	15,746	1.93	(0.40)	1.93	(0.40)	87
24.91	7.05	28,543	0.78	0.69	0.78	0.69	87
24.77	6.40	7,926	1.28	0.20	1.28	0.20	87
24.68	2.05	855,174	1.19 [b]	1.26 [b]	1.20 [b]	1.25 [b]	55
24.46	1.60	271,912	1.94 [b]	0.51 [b]	1.95 [b]	0.50 [b]	55
24.41	1.58	31,328	1.94 [b]	0.51 [b]	1.95 [b]	0.50 [b]	55
24.72	2.32	32,181	0.79 [b]	1.72 [b]	0.80 [b]	1.71 [b]	55
24.68	2.01	10,008	1.29 [b]	1.16 [b]	1.30 [b]	1.15 [b]	55
24.33	(5.40)	1,122,157	1.22	0.78	1.32	0.68	126
24.13	(6.07)	349,662	1.92	0.09	1.92	0.09	126
24.08	(6.12)	48,146	1.92	0.10	1.92	0.10	126
24.35	(5.00)	173,696	0.80	1.25	0.80	1.25	126
24.33	(5.44)	11,943	1.30	0.72	1.30	0.72	126
25.93	23.71	1,216,582	1.25	0.43	1.42	0.26	62
25.73	22.87	307,815	1.94	(0.35)	1.94	(0.35)	62
25.70	0.51	31,686	1.99 [b]	(0.48)[b]	1.99 [b]	(0.48)[b]	62
25.95	24.24	36,225	0.83	0.76	0.83	0.76	62
25.92	23.63	8,893	1.32	0.32	1.32	0.32	62

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from investment operations			Distributions to shareholders			
	Net asset value, beginning of period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2003 - Class A Shares	$24.17	$ 0.12 (c)	$ (2.12)	$ (2.00)	$(0.14)	$ —	$(0.50)	$(0.64)
2003 - Class B Shares	23.80	0.03 (c)	(2.08)	(2.05)	(0.02)	—	(0.50)	(0.52)
2003 - Class C Shares	23.73	0.03 (c)	(2.08)	(2.05)	(0.04)	—	(0.50)	(0.54)
2003 - Institutional Shares	24.24	0.16 (c)	(2.12)	(1.96)	(0.20)	—	(0.50)	(0.70)
2003 - Service Shares	24.12	0.11 (c)	(2.11)	(2.00)	(0.18)	—	(0.50)	(0.68)
FOR THE YEARS ENDED AUGUST 31,								
2002 - Class A Shares	24.34	0.18 (c)	0.45	0.63	(0.18)	—	(0.62)	(0.80)
2002 - Class B Shares	24.01	(0.01)(c)	0.45	0.44	(0.03)	—	(0.62)	(0.65)
2002 - Class C Shares	23.98	(0.01)(c)	0.45	0.44	(0.07)	—	(0.62)	(0.69)
2002 - Institutional Shares	24.35	0.27 (c)	0.45	0.72	(0.21)	—	(0.62)	(0.83)
2002 - Service Shares	24.14	0.16 (c)	0.44	0.60	—	—	(0.62)	(0.62)
2001 - Class A Shares	19.88	0.24 (c)	4.37	4.61	(0.15)	—	—	(0.15)
2001 - Class B Shares	19.69	0.06 (c)	4.33	4.39	(0.07)	—	—	(0.07)
2001 - Class C Shares	19.67	0.06 (c)	4.33	4.39	(0.08)	—	—	(0.08)
2001 - Institutional Shares	19.86	0.33 (c)	4.36	4.69	(0.20)	—	—	(0.20)
2001 - Service Shares	19.73	0.21 (c)	4.34	4.55	(0.14)	—	—	(0.14)
2000 - Class A Shares	18.42	0.20 (c)	1.38	1.58	(0.12)	—	—	(0.12)
2000 - Class B Shares	18.23	0.06 (c)	1.40	1.46	—	—	—	—
2000 - Class C Shares	18.24	0.06 (c)	1.37	1.43	—	—	—	—
2000 - Institutional Shares	18.45	0.27 (c)	1.36	1.63	(0.22)	—	—	(0.22)
2000 - Service Shares	18.31	0.18 (c)	1.35	1.53	(0.11)	—	—	(0.11)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	18.38	0.06	1.71	1.77	—	—	(1.73)	(1.73)
1999 - Class B Shares	18.29	(0.04)	1.71	1.67	—	—	(1.73)	(1.73)
1999 - Class C Shares	18.30	(0.04)	1.71	1.67	—	—	(1.73)	(1.73)
1999 - Institutional Shares	18.37	0.09	1.72	1.81	—	—	(1.73)	(1.73)
1999 - Service Shares	18.29	0.05	1.70	1.75	—	—	(1.73)	(1.73)
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	21.61	0.10	(2.38)	(2.28)	(0.07)	—	(0.88)	(0.95)
1999 - Class B Shares	21.57	(0.05)	(2.35)	(2.40)	—	—	(0.88)	(0.88)
1999 - Class C Shares	21.59	(0.05)	(2.34)	(2.39)	(0.02)	—	(0.88)	(0.90)
1999 - Institutional Shares	21.65	0.19	(2.38)	(2.19)	(0.21)	—	(0.88)	(1.09)
1999 - Service Shares	21.62	0.03	(2.31)	(2.28)	(0.17)	—	(0.88)	(1.05)
1998 - Class A Shares (commenced August 15, 1997)	23.63	0.09	0.76	0.85	(0.06)	(0.04)	(2.77)	(2.87)
1998 - Class B Shares (commenced August 15, 1997)	23.63	0.06	0.74	0.80	(0.09)	—	(2.77)	(2.86)
1998 - Class C Shares (commenced August 15, 1997)	23.63	0.06	0.76	0.82	(0.09)	—	(2.77)	(2.86)
1998 - Institutional Shares	18.73	0.16	5.66	5.82	(0.13)	—	(2.77)	(2.90)
1998 - Service Shares (commenced August 15, 1997)	23.01	0.09	1.40	1.49	(0.11)	—	(2.77)	(2.88)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$21.53	(8.45)%	$337,124	1.26%[b]	1.04%[b]	1.26%[b]	1.04%[b]	48%
$21.23	(8.77)	90,947	2.01 [b]	0.29 [b]	2.01 [b]	0.29 [b]	48
$21.14	(8.77)	42,676	2.01 [b]	0.29 [b]	2.01 [b]	0.29 [b]	48
$21.58	(8.28)	283,117	0.86 [b]	1.43 [b]	0.86 [b]	1.43 [b]	48
$21.44	(8.47)	1,824	1.36 [b]	1.00 [b]	1.36 [b]	1.00 [b]	48
24.17	2.67	342,976	1.27	0.72	1.27	0.72	92
23.80	1.90	89,434	2.02	(0.04)	2.02	(0.04)	92
23.73	1.87	39,498	2.02	(0.03)	2.02	(0.03)	92
24.24	3.05	318,916	0.87	1.11	0.87	1.11	92
24.12	2.55	921	1.37	0.63	1.37	0.63	92
24.34	23.29	96,568	1.29	1.05	1.32	1.02	101
24.01	22.33	42,813	2.04	0.28	2.07	0.25	101
23.98	22.37	16,094	2.04	0.28	2.07	0.25	101
24.35	23.75	247,212	0.89	1.43	0.92	1.40	101
24.14	23.17	256	1.39	0.94	1.42	0.91	101
19.88	8.70	39,142	1.29	1.11	1.34	1.06	83
19.69	8.01	22,284	2.04	0.35	2.09	0.30	83
19.67	7.84	5,720	2.04	0.32	2.09	0.27	83
19.86	9.08	158,188	0.89	1.51	0.94	1.46	83
19.73	8.48	206	1.39	1.03	1.44	0.98	83
18.42	9.04	49,081	1.29 [b]	0.43 [b]	1.37 [b]	0.35 [b]	69
18.23	8.53	31,824	2.04 [b]	(0.33)[b]	2.12 [b]	(0.41)[b]	69
18.24	8.52	9,807	2.04 [b]	(0.34)[b]	2.12 [b]	(0.42)[b]	69
18.45	9.26	190,549	0.89 [b]	0.79 [b]	0.97 [b]	0.71 [b]	69
18.31	8.97	190	1.39 [b]	0.38 [b]	1.47 [b]	0.30 [b]	69
18.38	(10.48)	70,578	1.33	0.38	1.41	0.30	92
18.29	(11.07)	37,821	1.93	(0.22)	2.01	(0.30)	92
18.30	(11.03)	10,800	1.93	(0.22)	2.01	(0.30)	92
18.37	(10.07)	196,512	0.87	0.83	0.95	0.75	92
18.29	(10.48)	289	1.37	0.32	1.45	0.24	92
21.61	3.42	90,588	1.35 [b]	0.33 [b]	1.47 [b]	0.21 [b]	63
21.57	3.17	28,743	1.85 [b]	(0.20)[b]	1.97 [b]	(0.32)[b]	63
21.59	3.27	6,445	1.85 [b]	(0.23)[b]	1.97 [b]	(0.35)[b]	63
21.65	30.86	236,440	0.85	0.78	0.97	0.66	63
21.62	6.30	8	1.35 [b]	0.63 [b]	1.43 [b]	0.51 [b]	63

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)							
2003 - Class A Shares	$27.79	$ 0.02 (c)	$(1.75)	$(1.73)	$(0.02)	$(0.03)	$(0.05)
2003 - Class B Shares	26.50	(0.07)(c)	(1.67)	(1.74)	—	(0.03)	(0.03)
2003 - Class C Shares	26.48	(0.07)(c)	(1.67)	(1.74)	—	(0.03)	(0.03)
2003 - Institutional Shares	28.25	0.08 (c)	(1.78)	(1.70)	(0.12)	(0.03)	(0.15)
2003 - Service Shares	27.56	0.01 (c)	(1.74)	(1.73)	—	(0.03)	(0.03)
FOR THE YEARS ENDED AUGUST 31,							
2002 - Class A Shares	28.55	0.09 (c)	(0.76)	(0.67)	(0.09)	—	(0.09)
2002 - Class B Shares	27.35	(0.12)(c)	(0.73)	(0.85)	—	—	—
2002 - Class C Shares	27.38	(0.13)(c)	(0.77)	(0.90)	—	—	—
2002 - Institutional Shares	28.98	0.21 (c)	(0.76)	(0.55)	(0.18)	—	(0.18)
2002 - Service Shares	28.43	0.05 (c)	(0.74)	(0.69)	(0.18)	—	(0.18)
2001 - Class A Shares	23.21	0.15 (c)	5.19	5.34	—	—	—
2001 - Class B Shares	22.40	(0.04)(c)	4.99	4.95	—	—	—
2001 - Class C Shares	22.42	(0.04)(c)	5.00	4.96	—	—	—
2001 - Institutional Shares	23.47	0.25 (c)	5.26	5.51	—	—	—
2001 - Service Shares	23.13	0.13 (c)	5.17	5.30	—	—	—
2000 - Class A Shares	19.80	0.01 (c)	3.40	3.41	—	—	—
2000 - Class B Shares	19.27	(0.13)(c)	3.26	3.13	—	—	—
2000 - Class C Shares	19.28	(0.12)(c)	3.26	3.14	—	—	—
2000 - Institutional Shares	19.95	0.10 (c)	3.42	3.52	—	—	—
2000 - Service Shares	19.76	0.01 (c)	3.36	3.37	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	18.51	(0.05)	1.34	1.29	—	—	—
1999 - Class B Shares	18.10	(0.12)	1.29	1.17	—	—	—
1999 - Class C Shares	18.12	(0.11)	1.27	1.16	—	—	—
1999 - Institutional Shares	18.62	—	1.33	1.33	—	—	—
1999 - Service Shares	18.50	(0.13)	1.39	1.26	—	—	—
FOR THE YEARS ENDED JANUARY 31,							
1999 - Class A Shares	24.05	(0.06)	(4.48)	(4.54)	—	(1.00)	(1.00)
1999 - Class B Shares	23.73	(0.21)	(4.42)	(4.63)	—	(1.00)	(1.00)
1999 - Class C Shares	23.73	(0.18)	(4.43)	(4.61)	—	(1.00)	(1.00)
1999 - Institutional Shares	24.09	0.03	(4.50)	(4.47)	—	(1.00)	(1.00)
1999 - Service Shares	24.05	(0.04)	(4.51)	(4.55)	—	(1.00)	(1.00)
1998 - Class A Shares	20.91	0.14	5.33	5.47	—	(2.33)	(2.33)
1998 - Class B Shares	20.80	(0.01)	5.27	5.26	—	(2.33)	(2.33)
1998 - Class C Shares (commenced August 15, 1997)	24.69	(0.06)	1.43	1.37	—	(2.33)	(2.33)
1998 - Institutional Shares (commenced August 15, 1997)	24.91	0.03	1.48	1.51	—	(2.33)	(2.33)
1998 - Service Shares (commenced August 15, 1997)	24.91	(0.01)	1.48	1.47	—	(2.33)	(2.33)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$26.01	(6.23)%	$386,190	1.52%[b]	0.18%[b]	1.53%[b]	0.17%[b]	28%
24.73	(6.58)	70,293	2.27 [b]	(0.56)[b]	2.28 [b]	(0.57)[b]	28
24.71	(6.59)	48,322	2.27 [b]	(0.57)[b]	2.28 [b]	(0.58)[b]	28
26.40	(6.06)	87,734	1.12 [b]	0.58 [b]	1.13 [b]	0.57 [b]	28
25.80	(6.29)	3,241	1.62 [b]	0.05 [b]	1.63 [b]	0.04 [b]	28
27.79	(2.34)	372,900	1.51	0.32	1.53	0.30	75
26.50	(3.11)	76,494	2.26	(0.43)	2.28	(0.45)	75
26.48	(3.29)	46,416	2.26	(0.46)	2.28	(0.48)	75
28.25	(1.91)	90,177	1.11	0.71	1.13	0.69	75
27.56	(2.43)	3,326	1.61	0.17	1.63	0.15	75
28.55	23.01	244,860	1.50	0.59	1.60	0.49	93
27.35	22.10	48,939	2.25	(0.16)	2.35	(0.26)	93
27.38	22.07	18,140	2.25	(0.16)	2.35	(0.26)	93
28.98	23.48	46,211	1.10	0.97	1.20	0.87	93
28.43	22.91	1,006	1.60	0.47	1.70	0.37	93
23.21	17.22	157,791	1.50	0.07	1.57	—	75
22.40	16.24	29,199	2.25	(0.68)	2.32	(0.75)	75
22.42	16.34	8,428	2.25	(0.65)	2.32	(0.72)	75
23.47	17.64	26,445	1.10	0.49	1.17	0.42	75
23.13	17.05	83	1.60	0.03	1.67	(0.04)	75
19.80	6.97	210,500	1.50 [b]	(0.35)[b]	1.61 [b]	(0.46)[b]	47
19.27	6.46	37,386	2.25 [b]	(1.10)[b]	2.36 [b]	(1.21)[b]	47
19.28	6.40	8,079	2.25 [b]	(1.10)[b]	2.36 [b]	(1.21)[b]	47
19.95	7.14	27,023	1.10 [b]	0.05 [b]	1.21 [b]	(0.06)[b]	47
19.76	6.81	57	1.60 [b]	(0.41)[b]	1.71 [b]	(0.52)[b]	47
18.51	(17.37)	261,661	1.50	(0.24)	1.74	(0.48)	98
18.10	(18.00)	42,879	2.25	(0.99)	2.29	(1.03)	98
18.12	(17.91)	8,212	2.25	(0.99)	2.29	(1.03)	98
18.62	(17.04)	15,351	1.13	0.13	1.17	0.09	98
18.50	(17.41)	261	1.62	(0.47)	1.66	(0.51)	98
24.05	26.17	370,246	1.54	(0.28)	1.76	(0.50)	85
23.73	25.29	42,677	2.29	(0.92)	2.29	(0.92)	85
23.73	5.51	5,604	2.09 [b]	(0.79)[b]	2.09 [b]	(0.79)[b]	85
24.09	6.08	14,626	1.16 [b]	0.27 [b]	1.16 [b]	0.27 [b]	85
24.05	5.91	2	1.45 [b]	(0.07)[b]	1.45 [b]	(0.07)[b]	85

Voting Results of Special Meeting of Shareholders (Unaudited)

A Special Meeting of Shareholders of the Goldman Sachs Trust (the ''Trust'') was held on December 16, 2002 (the ''Meeting'') for the purpose of electing nine trustees of the Trust.

At the Meeting, Ashok N. Bakhru, Gary D. Black, Patrick T. Harker, James A. McNamara, Mary Patterson McPherson, Alan A. Shuch, Wilma J. Smelcer, Richard P. Strubel and Kaysie P. Uniacke were elected to the Trust's Board of Trustees. In electing trustees, the Trust's shareholders voted as follows:

Trustee	For	Against	Abstain	Broker Non-Votes
Ashok N. Bakhru	38,115,103,054	0	78,161,501	0
Gary D. Black	38,118,912,965	0	74,351,590	0
Patrick T. Harker	38,118,709,249	0	74,555,307	0
James A. McNamara	38,118,863,514	0	74,401,042	0
Mary Patterson McPherson	38,117,855,582	0	75,408,974	0
Alan A. Shuch	38,117,329,648	0	75,934,908	0
Wilma J. Smelcer	38,117,103,238	0	76,161,317	0
Richard P. Strubel	38,116,893,596	0	76,370,960	0
Kaysie P. Uniacke	38,116,693,245	0	76,571,311	0

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P.** and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $329.6 billion in assets under management as of December 31, 2002 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE[SM] International Equity Fund**

Domestic Equity Funds
- **Small Cap Value Fund**
- **CORE[SM] Small Cap Equity Fund**
- **Mid Cap Value Fund**
- **Concentrated Growth Fund†**
- **Growth Opportunities Fund**
- **Research Select Fund[SM]**
- **Strategic Growth Fund**
- **Capital Growth Fund**
- **Large Cap Value Fund**
- **Growth and Income Fund**
- **CORE[SM] Large Cap Growth Fund**
- **CORE[SM] Large Cap Value Fund**
- **CORE[SM] U.S. Equity Fund**
- **CORE[SM] Tax-Managed Equity Fund**

Specialty Funds
- **Internet Tollkeeper Fund[SM]**
- **Real Estate Securities Fund**

Asset Allocation Funds
- **Balanced Fund**
- **Asset Allocation Portfolios**

Fixed Income Funds
- **High Yield Municipal Fund**
- **Global Income Fund**
- **High Yield Fund**
- **Core Fixed Income Fund**
- **Municipal Income Fund**
- **Government Income Fund**
- **Short Duration Tax-Free Fund**
- **Short Duration Government Fund**
- **Ultra-Short Duration Government Fund***
- **Enhanced Income Fund**

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and CORE[SM] are service marks of Goldman, Sachs & Co.

* *Effective July 1, 2002 the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.*

† *The Goldman Sachs Concentrated Growth Fund was launched on September 3, 2002.*

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our internet address: www.gs.com/funds

The reports concerning the Funds included in this shareholder report contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

The Funds' foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

The Large Cap Value, Mid Cap Value and Small Cap Value Funds may participate in the Initial Public Offering (IPO) market, and a portion of the Funds' returns consequently may be attributable to their investment in IPOs, which may have a magnified impact due to the Funds' small asset bases. As the Funds' assets grow, it is probable that the effect of the Funds' investment in IPOs on their total returns may not be as significant.

Stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, the Goldman Sachs Small Cap Value Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

Goldman, Sachs & Co. is the distributor of the Fund.

   Date of first use: April 29, 2003 / 03-523   VALUESAR / 97.2K / 04-03

ITEM 2.   CODE OF ETHICS.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to semi-annual reports for the period ended February 28, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

(a)   Not applicable to semi-annual reports for the period ended February 28, 2003.

(b)   In the last 90 days, there have been no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls.

ITEM 10.   EXHIBITS.

(a)   Not applicable to semi-annual reports for the period ended February 28, 2003.

(b)   Attached hereto.

Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: May 2, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: May 2, 2003

By: /s/ John M. Perlowski
_____

John M. Perlowski
Treasurer/Principal Financial Officer of
Goldman Sachs Trust

Date: May 2, 2003